                                                                   EXHIBIT 10(b)


A copy of this Part A Statement was registered by the Australian Securities Commission on 31 January 1996. Neither the Commission nor any of its officers takes any responsibility as to the contents of this Part A Statement.


                                PART A STATEMENT
                                       BY
                        COEUR D'ALENE MINES CORPORATION
                               (ARBN 072 498 125)


This Statement is given by COEUR D'ALENE MINES CORPORATION to GASGOYNE GOLD MINES NL (ACN 009 212 382) under Part 6.3 of the Corporations Law.

Terms used in this Statement are defined in clause 8 of this Statement

1.   OVERVIEW OF THE OFFER

1.1  OFFERS FOR ALL GASGOYNE SHARES

     Coeur d'Alene proposes making takeover offers in respect of all Gasgoyne Shares, together with all Rights attaching to them, whether on issue on the date of the offers or issued during the term of the offers pursuant to the exercise of any Gasgoyne Options.

     The consideration to be offered for each 100 Gasgoyne Shares is $60 plus 7 Coeur d'Alene Shares. The holders of Gasgoyne Shares who, as a result of accepting an offer or offers become entitled to an odd lot or fractional entitlement of Coeur d'Alene Shares, will be treated in the manner set out in clauses 12.2 and 2.4 respectively of the offer document accompanying this Statement.

     This offer may not be accepted for only a portion of the Gasgoyne Shares held by a person. Acceptance must be made for all of such person's Gasgoyne Shares, including Gasgoyne Shares issued on exercise of Gasgoyne Options during the term of the offers.

     A copy of one of the proposed offers accompanies this Statement.

1.2  OFFER PERIOD

     The Offers are to remain open for the period commencing on the date of the Offers and ending at 5.00 pm (Perth time) on the day which is one month after that date unless the Offers are extended or withdrawn in accordance with the Corporations Law.

2    OVERVIEW OF COEUR D'ALENE

2.1  PRINCIPAL ACTIVITIES

     The principal activity of Coeur d'Alene and of its subsidiaries ("GROUP") is the production of precious metals (ie gold and silver).

     Coeur d'Alene was founded in 1928 and is based in Coeur d'Alene, Idaho, United States of America. The Group currently employs more than 1,000 people and has total assets exceeding A$590 million (US$440 million) at current exchange rates.

     The Group is a significant producer of silver and gold and operator of mines in the United States, Chile and New Zealand.

     Total Gold and Silver Production

                                   SILVER                         GOLD
     1995                          7.2 million ounces             168,000 ounces
     1996 (forecast)*              8.9 million ounces             224,000 ounces

     * The directors of Coeur d'Alene can give no assurance that these levels of production will be achieved. The forecast above does not include production for Gasgoyne - refer to the full forecast in clause
     4.4.4 which includes forecast production for Gasgoyne.

     The Group has the following four operating mines:

     -    Rochester Mine, Nevada (USA)
     -    Golden Cross Mine (New Zealand)
     -    Fachinal Mine (Chile)
     -    El Bronce Mine (Chile)
     The Group also has interests in a number of other projects:
     -    Kensington, Alaska (USA)
     -    Silver Valley Resources Corp, Idaho (USA)
     -    Faride (Chile)

     Refer to the table in clause 2.4 for further details of the production, costs, ore reserves and mineral deposits of each mine.

     Rochester Mine

     The Rochester Mine is a silver and gold surface mine located in Nevada, USA. The mine has been in continuous operation since 1986 and is wholly owned and operated by the Group.

     The mine is one of the largest and lowest cost primary silver mines in North America. As at 31 December 1995:

     - proven and probable reserves were 95.5 million ounces of silver and 813,000 ounces of gold; and

     - cash operating costs for the year were US$275 per gold equivalent ounce.

     The currently identified mine life is approximately ten years at current gold and silver prices.

     Golden Cross

     The Golden Cross mine is a gold and silver surface and underground mine located near Waihi on the North Island of New Zealand.

     The Group owns an 80% interest in the mine and has operatorship. The balance of the interest in the mine is owned by The Todd Corporation of New Zealand. Coeur d'Alene's interest was acquired in 1993 for approximately US$54 million and is a fully operating property.

     The mine had a low cost structure of US$232 per gold equivalent ounce for the year ended 31 December 1995. Gold equivalent reserves increased by 76% in 1994 to approximately 510,000 ounces.

     Fachinal Mine

     The Fachinal mine is a gold and silver open pit and underground mine located in southern Chile. The mine is wholly owned and operated by the Group.

     The mine commenced production in October 1995 on schedule and under budget. The mine is expected to produce 44,000 ounces of gold and 2.8 million ounces of silver in its first full year of operation (1996), at a forecast cash operating cost of US$225 per gold equivalent ounce.

     The mine has significant reserve expansion potential as the property contains 67 veins and at least five mineralized zones.

     El Bronce Mine

     The El Bronce mine is an underground gold and silver mine located in central Chile.

     In 1994 the Group acquired an interest in the mine entitling it to 51% of net profits and giving it operatorship.

     The Group will also be entitled to a 51% equity interest in the mine if it invests a total of US$25.5 million towards, among other things, exploratory and development activities over the 4 years to July 1997. As at 30 September 1995 the Group had already invested US$16.7 million and is thus only required to pay a further US$8.8 million over the next two years.

     Since Coeur d'Alene assumed operatorship, cash operating costs have decreased from US$400 to US$314 per gold equivalent ounce.

     Proven and probable reserves at the mine are currently 69,000 ounces of gold and are expected by Coeur d'Alene to significantly increase.

     Kensington Property

     The Group has a 100% ownership interest in a major Alaskan development project known as the Kensington Property.

     The Property has proven and probable reserves of approximately 1,946,000 ounces of gold. An updated feasibility study is currently being conducted and development activities are being undertaken. The Company believes that the remaining permits will be obtained and expects that a decision will be made as to commencement of production in the third quarter of 1996.

     Silver Valley Resources Corporation

     The Group owns 50% of the shares in Silver Valley Resources Corporation ("SILVER VALLEY"). The other 50% is owned by Asarco Inc.

     Silver Valley owns the Coeur and Galena silver mines in Idaho, USA. Operations at these mines were suspended (in July 1992 and April 1991 respectively) due to the low price of silver.

     A US$25 million program to develop additional reserves is on-going and the first drilling results have encountered significant commercial grades of silver ore. The mines are being maintained in a ready state and could be in production within 90 days of a decision to recommence production.

     Due to increased silver prices in 1995 and recent exploratory drilling which resulted in several high grade intercepts, Silver Valley may decide to commence production at one or both mines in the near future.

     Faride Mine

     The Group has a development property at a gold mine known as the Faride mine in Chile.

     The Group's Business Plan

     The Group's business plan is to continue to:

     - expand its gold and silver production through exploration, development and acquisition of efficient mining properties; and

     - acquire businesses with a favourable operating cost structure that are operational or expected to become operational in the near future so that they can reasonably be expected to contribute to the Group's near-term cash flow and net income and expand the Group's gold and/or silver production.

     However, there are no material acquisitions other than the Offers currently being negotiated by the Group.

     Listing of Coeur d'Alene Shares

     Coeur d'Alene Shares are traded on the New York Stock Exchange under the symbol "CDE" and also on the Pacific Stock Exchange based in San Francisco, California. It is the intention of Coeur d'Alene that Coeur d'Alene Shares will be listed on ASX. Coeur d'Alene will apply to ASX for admission to the official list of ASX and for official quotation of Coeur d'Alene Shares. Quotation is not guaranteed or automatic and the Offers are not subject to listing on ASX.

     As at 25 January 1996, Coeur d'Alene had a market capitalisation of US$437.4 million (A$592.7 million), the closing price of Coeur d'Alene Shares on New York Stock Exchange was US$21.375 (A$28.96) per share and net assets were in excess of US$230 million (A$311.7 million). Coeur d'Alene has the equivalent of a "B-" credit rating on its outstanding debt from Standard & Poor's and "B2" from Moody's Investor Services.


2.2  DIRECTORS AND SENIOR MANAGEMENT OF COEUR D'ALENE

     The names, US addresses and occupations of all the Directors of Coeur d'Alene are:

                 NAME                               ADDRESS                        OCCUPATION
     Dennis E Wheeler                   505 Front Street                 Chairman, President and
                                        Coeur d'Alene Idaho 83854        Chief Executive Officer

     James A Sabala                     505 Front Street                 Senior Vice President and
                                        Coeur d'Alene Idaho 83854        Chief Financial Officer

     Joseph C Bennett                   2725 W Stonecrop Road Wilson     Mining Consultant
                                        Wyoming 83014

     Duane B Hagadone                   111 South First Street           Chairman of the Board
                                        Coeur d'Alene  Idaho 83814       The Hagadone Corporation

     James J Curran                     1300 SW 5th Avenue               Chairman of the Board and
                                        Portland Oregon 97201            Chief Executive Officer -
                                                                         First Interstate Bank
                                                                         Northwest Region

     James A McClure                    201 Maryland Avenue NE           Attorney, Pursley & Huntley
                                        Washington  DC  20002            President - McClure Gerard &
                                                                         Neuenschwander

     Jeffery T Grade                    13400 Bishops Lane               Chairman of the Board and
                                        Brookfield  Wisconsin  53005     Chief Executive Officer -
                                                                         Harnischfegar Industries,
                                                                         Inc.

     Cecil D Andrus                     1910 University Drive            Chairman-Andrus
                                        Boise  Idaho  83701              Center for Public Policy
                                                                         of Counsel Gallatin Group

     Background of Directors

     The background of each of the Directors of Coeur d'Alene is as follows:

     Dennis E Wheeler - Chairman of the Board of the company since May 1992; President since December 1980; Chief Executive Officer since December 1986; Chief Administrative Officer from December 1980 to December 1986; Secretary from January 1980 to December 1980; Senior Vice President and General Counsel from 1978 to 1980. Director of Sierra Pacific Resources (a public utility holding company listed on NYSE). Mr. Wheeler is aged 53 and has been a director since 1968.

     James A Sabala - Senior Vice President and Chief Financial Officer of the company since June 1989; Vice President - Finance from 1987 to June 1989; Treasurer since 1982; and Secretary from 1986 to March 1990. Certified Public Accountant. Mr. Sabala is aged 41 and has been a director since 1989.

     Joseph C Bennett - Mining Consultant. Director of Conwest Exploration Company, Limited. Mr. Bennett is aged 62 and has been a director since 1981.

     Duane B Hagadone - Chairman of the Board of The Hagadone Corporation, a company engaged in the newspaper and communications businesses, since 1966; Chairman of the Board of Hagadone Hospitality Co., which is engaged in the hotel and restaurant businesses, since 1983. Director of Washington Water Power Company, which is listed on NYSE. Mr. Hagadone is aged 63 and has been a director since 1987.

     James J Curran - Chairman of the Board and Chief Executive Officer, First Interstate Bank, Northwest Region (Alaska, Idaho, Montana, Oregon and Washington); Chairman of the Board and Chief Executive Officer, First Interstate Bank of Oregon, N.A. from February 1991 to October 1991; Chairman, President and Chief Executive Officer of First Interstate Bank of Denver, N.A., from April 1990 to January 1991; Chairman, President and Chief Executive Officer of First Interstate Bank of Idaho, N.A., from July 1984 to March 1990. Mr Curran is aged 56 and has been a director since 1989.

     James A McClure - Attorney with the Boise, Idaho law firm of Givens, Pursley & Huntley; President of the Washington, D.C. consulting firm of McClure, Gerard & Neuenschwander, Inc.; United States Senator from Idaho from 1972 to 1990; former Chairman of the Senate Energy and Natural Resources Committee. Director of Boise Cascade Corporation (a natural resources company listed on

     NYSE) and The Williams Companies (a petroleum and telecommunications company). Mr McClure is aged 71 and has been a director since 1991.

     Jeffery T Grade - Chairman of the Board and Chief Executive Officer of Harnischfeger Industries, Inc. (listed on NYSE) since 1993, which is engaged in the manufacture of mining and material handling equipment and paper-making machinery and in computerised information systems and engineering services; previously served as President and Chief Executive Officer of that corporation from 1992 to 1993 and President and Chief Operating Officer of that corporation from 1986 to 1992. Also a director of Crucible Materials Corporation (a manufacturer of special materials), Measurex Corporation (a manufacturer of central systems) and Case Corporation (listed on NYSE). Mr Grade is aged 52 and has been a director since 1993.

     Cecil D Andrus - Governor of Idaho (1971-1977; 1987-1995); Secretary of the Department of the Interior of the United States of America (1977-1981). Director of Albertson's, Inc. (a nation-wide grocery retail chain listed on NYSE); Chairman of the Andrus Center for Public Policy at Boise State University; member "of counsel" of the Gallatin Group (a policy consulting firm). Mr Andrus is aged 64 and was appointed a director in 1995.

     The senior management of Coeur d'Alene is as follows:

     NAME                            OCCUPATION
     Dennis E Wheeler        Chairman, President and
                             Chief Executive Officer

     Michael L Clark         Senior Vice President and
                             Chief Operating Officer

     James A Sabala          Senior Vice President and
                             Chief Financial Officer

     Michael C Tippett       Senior Vice President
                             Exploration & New Business
                             Development

     William F Boyd          Vice President, Corporate
                             Counsel and Secretary

     Alan L Wilder           Vice President,
                             Engineering Operations
                             Management

     Tom T Angelos           Controller

2.3  SIGNIFICANT SHAREHOLDERS OF COEUR D'ALENE

     The following table sets forth information concerning the beneficial ownership of Coeur d'Alene Shares by the only shareholders known on 25 January 1996 by the Company to be a beneficial owner of a substantial proportion (both as a percentage of current outstanding shares and on a fully diluted basis) of Coeur d'Alene Shares outstanding or securities convertible into Coeur d'Alene Shares:

                                        NUMBER OF
                                        SECURITIES            PERCENTAGE OF       PERCENT OF
                                       BENEFICIALLY            OUTSTANDING           FULLY
                                         OWNED(3)                SHARES           DILUTED(4)
                                      -------------           --------------     -------------
     Fidelity Management &              2,009,852                 9.82%              7.64%
     Research Corp.(1)

     Franklin Resources, Inc. (2)       1,030,032                  N/A               3.92%

     (1) FMR Corp. is an investment advisory firm that serves as investment advisor to several investment companies that beneficially own the above-reported shares. Its address is 82 Devonshire Street, Boston, Massachusetts 02109 USA.

     (2) Franklin Resources, Inc., is an investment advisory firm that serves as investment advisor to several investment companies that beneficially own the above-reported securities. Its address is 777 Mariners Island Boulevarde, P.O. Box 7777, San Mateo, California 94403-7777 USA. Franklin Resources, Inc. did not actually hold any Coeur d'Alene Shares at the date of its last filing (see note (3)). Rather, 992,368 shares may be acquired upon the conversion of 6 3/8% Debentures and 37,664 shares may be acquired upon the conversion of 6% Debentures.

     (3) The above securities holdings are based on beneficial ownership of securities filings with the SEC by Fidelity Management Research Corp dated 30 September 1995 and Franklin Resources, Inc. dated 10 February 1995.

     (4) Based on there being a total of 26,300,779 Coeur d'Alene Shares on a fully diluted basis (ie 20,464,882 outstanding Coeur d'Alene Shares, plus the issue of 5,835,897 shares on conversion of outstanding convertible debentures).

2.4  ORE RESERVES AND MINERALIZED MATERIAL ESTIMATE

     The accompanying table shows 1993 and 1994 information with respect to Coeur d'Alene's ownership of mines, production, costs, ore reserves and mineral deposits.

                       COEUR D'ALENE STATISTICAL SUMMARY

                                                --------------------------------------------------------------------------
                                                                    Production                       Cost per Ounce
                                                                                                           (US$)
                 ---------------------------------------------------------------------------------------------------------
                            Interest              Tonnes
                                                  Mined         Grade       Recovery    Ounces
GOLD             Mine               %      year   Millions     g/Tonne          %      Produced       Cash     Noncash
--------------------------------------------------------------------------------------------------------------------------
United States    Rochester        100.0   1994          7.119        0.24      104.73       56,886
                                  100.0   1993          6.577        0.31      103.46       66,412
                 Kensington        50.0   1994
                                   50.0   1993
Chile            Fachinal         100.0   1994
                                  100.0   1993
                 El Bronce         51.0   1994          0.022        6.51       90.05        4,953    174.67     20.40
                 Faride            51.0   1994
New Zealand      Golden Cross      80.0   1994          0.643        3.57       89.48       67,400    277.00    111.00
                                   80.0   1993          0.436        4.39       90.00       56,898    220.26    116.40


SILVER
United States    Rochester        100.0   1994          7.119       49.33       53.18    5,938,000      3.57      0.59
                                  100.0   1993          6.577       52.62       53.43    5,944,000      3.55      0.54
                 Galena            50.0   1994
                                   62.5   1993
                 Coeur             50.0   1994
                                   50.0   1993
Chile            Fachinal         100.0   1994
                                  100.0   1993
                 Faride            51.0   1994
                 El Bronce         51.0   1994          0.022       25.88       92.45       20,000
New Zealand      Golden Cross      80.0   1994          0.643       18.96       55.28      222,000
                                   80.0   1993          0.436       20.26       60.01      175,000

                                                        --------------------------------------------------------------------
                                                                         Reserves                 Mineralized Material

                                                         -------------------------------------------------------------------
                            Interest                       Tonnes          Grade     Contained     Tonnes       Grade
GOLD             Mine               %      year          Millions        g/Tonne    Ounces(1)    Millions     g/tonne
-----------------------------------------------------------------------------------------------------------------------------
United States    Rochester        100.0   1994             73.230           0.37       872,000
                                  100.0   1993             68.149           0.38       841,000
                 Kensington        50.0   1994             12.378           4.90  (2)1,946,000      2.893        5.04
                                   50.0   1993             12.378           4.90       973,000
Chile            Fachinal         100.0   1994              4.126           2.40       319,000      1.387        2.40
                                  100.0   1993              4.083           2.40       318,000
                 El Bronce         51.0   1994              0.357           5.90        35,000      0.569        6.17
                 Faride            51.0   1994              1.074           2.67        47,000      0.513        1.37
New Zealand      Golden Cross      80.0   1994              6.865           2.71       481,000      0.368        1.71
                                   80.0   1993              4.356           3.12       345,600
                                                   Total Contained Gold Ounces
                                                   1994                              3,700,000
                                                   Toal Contained Gold Ounces
                                                   1993                              2,477,600

SILVER
United States    Rochester        100.0    1994            73.230          43.16   101,601,000
                                  100.0    1993            68.058          45.25    99,200,000
                 Galena            50.0    1994             0.863         516.63     7,163,000      0.777       303.05
                                   62.5    1993             0.863         516.63     8,953,750
                 Coeur             50.0    1994             0.342         594.10     3,262,500      0.156       487.14
                                   50.0    1993             0.463         668.50     4,968,500
Chile            Fachinal         100.0    1994             4.126         110.35    14,634,000      1.387       110.73
                                  100.0    1993             4.083         110.39    14,700,000
                 Faride            51.0    1994             1.074         130.96     2,307,000      0.513       154.27
                 El Bronce         51.0    1994
New Zealand      Golden Cross      80.0    1994             6.865          11.66     2,058,000
                                   80.0    1993             4.356          13.92     1,559,040
                                                   Total Contained Silver
                                                   Ounces 1994                     131,025,500
                                                   Total Contained Silver
                                                   Ounces 1993                     129,381,290


            (1) Represents Coeur d'Alene's share of the
                Contained Ounces (Au and Ag)
                Rochester 100%
                Kensington 50% in 1994, 100% in 1995 (7 July 1995)
                Fachinal 100%
                El Bronce 51% (net profits interest)
                Coeur 50%
                Faride 51% (option)      Golden Cross 80%
                Galena 50% in 1994, 62.5% in 1993

            (2) Gives pro forma effect, as of 1 January 1994, to
                the acquisition of the remaining
                50% interest in the Kensington Mine on 7 July
                1995.

     US Definitions of Ore Reserves and Mineralized Materials

     Information in this Statement and the material accompanying it with respect to ore reserves and mineral deposits of the Group has been prepared and defined in accordance with SEC definitions, as follows.

          "Mineral Deposit" or "Mineralized Material" is a mineralized underground body which has been intersected by sufficient closely spaced drill holes and/or underground sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work. This deposit does not qualify as a commercially mineable ore body ("Reserves"), as prescribed under SEC standards, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results is concluded.

          "Ore Reserves" are that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination.

     For SEC purposes, ore reserves may be proven or probable:

          "Proven (Measured) Reserves" are those reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings, or drill holes; grade and/or quality are computed from results of detailed sampling and (b) the sites for inspection, sampling, and measurement are so closely spaced and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well-established.

          "Probable (Indicated) Reserves" are those reserves for which quantity and grade and/or quality are computed from information similar to that for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower then that for proven (measured) reserves, is high enough to assume continuity between points of observation.

     Australian Definitions of Mineral Resources

     The JORC Code applicable in Australia provides that Australian companies reporting on mineralization are to prepare information on the following bases.

          "Mineral Resource" is defined as an identified in-situ mineral occurrence from which valuable or useful minerals may be recovered. Mineral resources are subdivided into:

          -    Measured Mineral Resources;

          -    Indicated Mineral Resources; and

          -    Inferred Mineral Resources.

     The JORC Code provides that in defining a mineral resource, the competent person will only take into consideration geoscientific data if there is a clear implication that there are reasonable prospects for eventual economic exploitation.

          "Measured Mineral Resource" means a mineral resource intersected and tested by drill holes, underground openings or other sampling procedures at locations which are spaced closely enough to confirm continuity and where geoscientific data are reliably known. A measured mineral resource estimate will be based on a substantial amount of reliable data, interpretation and evaluation of which allows a clear determination to be made of shapes, sizes, densities and grades.

          "Indicated Mineral Resource" means a mineral resource sampled by drill holes, underground opening or other sampling procedures at locations too widely spaced to ensure continuity but close enough to give a reasonable indication of continuity and where geoscientific data are known with a reasonable level of reliability. An indicated mineral resource estimate will be based on more data, and therefore will be more reliable, than an inferred mineral resource estimate.

          "Inferred Mineral Resource" means a mineral resource inferred from geoscientific evidence, drill holes, underground openings or other sampling procedures where the lack of data is such that continuity cannot be predicted with confidence and where geoscientific data may not be known with a reasonable level of reliability.

     Under the JORC Code, "Ore Reserve" is defined as that part of a measured or indicated mineral resource which could be mined, inclusive of dilution, and from which valuable or useful minerals could be recovered economically under conditions realistically assumed at the time of reporting. Ore reserves are subdivided into proved ore reserves and probable ore reserves.

          "Proved Ore Reserve" means an ore reserve stated in terms of mineable tonnes/volume and grade in which the corresponding identified mineral resource has been defined in three dimensions by excavation or drilling (including minor extensions beyond actual openings and drill holes), and where the geological factors that limit the ore body are known with sufficient confidence that the mineral resource is categorised as "measured".

          "Probable Ore Reserve" means an ore reserve stated in terms of mineable tonnes/volume and grades where the corresponding identified mineral resource has been defined by drilling, sampling or excavation (including extensions beyond actual openings and drill holes), and where the geological factors that control the ore body are known with sufficient confidence that the mineral resource is categorised as "indicated".

     The Group believes that its ore reserve estimates, based on SEC definitions, are approximately the same as those that would result from the application of the JORC Code for determining proved and probable ore reserves. The Group also believes that its mineral deposit estimates, based on SEC definitions, are approximately the same as would result from the application of the JORC Code for mineral resources, after deduction for proved and probable ore reserves.

     Although the Group's ore reserve and mineral deposit estimates are believed to have been prepared and evaluated reliably and professionally, ore reserve and mineral deposit estimates involve interpretation of known data and subjective judgments regarding grade, mineralization, continuity and, in the case of ore reserves, economic factors.

     The Group used US$375 and US$375-$400 per ounce as the gold price in evaluating the Group's ore reserves at the end of 1993 and 1994, respectively. Future market price fluctuations, production costs, recovery rates and many other factors may result in an ore reserve becoming uneconomic or a mineral deposit being upgraded into an ore reserve.

     Information with respect to the Group's mineral deposits is included in this Statement and the material accompanying it to comply with Australian disclosure requirements applicable to the Offers. SEC regulations do not permit possible or inferred mineral resource disclosures and limit mineral deposit disclosures in documents that are filed with the SEC under United States securities laws unless required by applicable foreign securities laws. Coeur d'Alene's future SEC filings will only disclose the proven and probable ore reserve data and limited mineral deposit data permitted under United States securities laws.

     Gold Equivalent

     References in this Statement to gold equivalent ounces in respect of reserves or production means the number of ounces of gold plus one seventieth of the number of ounces of silver. One seventieth approximately reflects the current relative spot prices of gold and silver.

2.5  ENVIRONMENTAL AND RECLAMATION POLICY

     The Group and its employees continue to be recognised for their leadership as environmental stewards. The Group has received 14 awards relating to environmental care and compliance, including:

     - Dennis E Wheeler, the Chairman, President and Chief Executive Officer of Coeur d'Alene was awarded the 1994 Environmental Conservation Distinguished Service Award by the American Institute of Mining, Metallurgical and Petroleum Engineers, a 90,000 member US organisation.

     - The Dupont/Conoco Environmental Leadership Award, which was awarded to the Company on 1 October 1991 by a judging panel that included representatives from environmental organisations and the US government.

     The receipt of such awards does not relieve the Company of its obligations to comply with all applicable environmental laws.

     In the 9 months ended 30 September 1995 the Group spent approximately US$2.1 million on environmental compliance activities and spent nearly US$3 million in the year ended 31 December 1994 at its operating properties.

2.6  COEUR D'ALENE'S HISTORICAL FINANCIAL INFORMATION

     Certain information on Coeur d'Alene's historical financial performance is set out in paragraph 4.4.1. In addition Coeur d'Alene reported net income of US$2.3 million for the nine months ended 30 September 1995. These results included a US$3.2 million gain relating to the delivery of gold and silver purchased in the open market to satisfy fixed price forward delivery contracts and US$2.4 million of income from discontinued operations (including the US$2.2 million after-tax gain from the sale of related non-mining assets). The Group's accumulated deficit as of that date declined to approximately US$14.8 million.

     Coeur d'Alene's financial results over recent years have been significantly affected by a number of factors including interest expenses and certain non-recurring write-offs relating to mine closures. In 1994 the Company reported interest expense of US$11.4 million. On 15 December 1995, US$7.4 million of 7% Debentures were converted into Coeur d'Alene Shares. As a result, in 1996, the Company's interest expense will decline by US$5.2 million or 46%.

     The following is an explanation of some of the reasons for Coeur d'Alene's losses in the 1990 through 1994 financial years.

     Coeur d'Alene acquired Callahan Mining Corporation ("CALLAHAN") by a merger transaction effective retroactively on 31 December 1991. This acquisition was accounted for on a pooling of interests basis, and therefore the Group recorded losses of approximately US$4.2 million in 1990, US$14.4 million in 1991 and US$759,000 in 1992. Those losses largely reflect significant non-recurring write-offs relating to the closure of Callahan's Ropes Mine and Coeur d'Alene's Thunder Mountain Mine and expenses incurred in connection with the acquisition of Callahan, as well as interest expenses and the low silver and gold prices prevailing during these periods. The mine closure write-offs amounted to approximately US$5.6 million in 1990 and US$5.7 million in 1991, and the expenses incurred in connection with the acquisition approximated US$5.2 million. Furthermore, a loss of approximately US$13.3 million before the cumulative effect of a change in accounting policy was recorded in the year ended 31 December 1993, which primarily resulted from approximately US$9.4 million of non-recurring write-offs relating to the settlement of litigation, resolution of an environmental matter and the write-off of uncollectable notes receivable. A loss of approximately US$3.9 million was recorded in the year ended 31 December 1994 on which date the Group's accumulated deficit amounted to approximately US$17 million.

     THE ATTAINMENT OF NET INCOME FROM CONTINUING OPERATIONS IN THE FUTURE WILL PRIMARILY DEPEND UPON FUTURE SILVER AND GOLD PRICES AND OPERATING RESULTS AT THE GROUP'S OPERATING PROPERTIES.


2.7  DIVIDEND HISTORY

     On a per share basis dividends or cash distributions (out of capital surplus) paid in respect of the last five years by Coeur d'Alene are as follows:

         1991                 1992               1993              1994             1995

         US12 cents           US15 cents         US15 cents        US15 cents       US15 cents

     Past dividends or cash distributions have been paid in April. See page 28 of annexure B for additional information on net loss per share and dividends or cash distributions paid. Further dividends or cash distributions, if any, will be determined by the Board of Directors of Coeur d'Alene and will depend primarily upon the Company's results of operations, financial condition and capital requirements. No dividend or cash distribution has been included in the forecast for the periods ended 31 December 1995 and 31 December 1996 - see note 9 under "Summary of Significant Forecast Assumptions" in clause 4.4.4.

     It is the policy of Coeur d'Alene's Board of Directors to discuss and consider the declaration of an annual dividend or cash distribution at its board meeting in March each year.

     Dividends payable by Coeur d'Alene will not be franked under Australian tax law. The entire amount of the dividend will constitute assessable income for Australian income tax purposes, without any rebate for franking.

     Dividends payable by Coeur d'Alene will also be subject to a 15% withholding tax in the United States, before being remitted to Australian resident shareholders. That withholding tax generally may be claimed as a credit against Australian income taxes but is limited to the lesser of the actual dividend withholding tax paid and the Australian tax applicable to the dividend.

     The Australian taxation consequences of owning and disposing of Coeur d'Alene Shares are considered generally in clause 4.9.

2.8  ADDITIONAL INFORMATION

     Further details on the Group's business and properties are contained in various public filings and reports in annexures B, C, D, E and F. In particular, the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in each of those annexures (other than F) provides additional background.

3    OVERVIEW OF GASGOYNE

3.1  INFORMATION ON GASGOYNE

     Gasgoyne is an Australian based gold producer with exploration projects located in Western Australia and Indonesia. Gasgoyne's major assets are a 50% interest in the Yilgarn Star joint venture at Marvel Loch, located south of Southern Cross, approximately 370 kilometres east of Perth, and a 45% interest in the Awak Mas gold project, located in the South Sulawesi province of Indonesia. Gasgoyne's other Western Australian interests include gold exploration projects at Laverton and Norseman.

     On the basis of Gasgoyne's most recent announcements to ASX, Gasgoyne's combined equity gold resource base was 834,842 contained ounces at Yilgarn Star and 811,800 contained ounces at Awak Mas, totalling 1,646,642 contained ounces, of which 357,605 ounces are in the reserves category.

     On 6 September 1995, Gasgoyne made a full takeover offer for shares and options in Pilbara Mines NL, its subsidiary. That offer was successful and Gasgoyne proceeded to compulsory acquisition of all outstanding shares in Pilbara Mines NL. As a result, the financial position of Gasgoyne differs from its position as at 30 June 1995, the date of the last balance sheet laid before Gasgoyne shareholders in general meeting. As part of the material sent to Pilbara Mines NL shareholders, Gasgoyne prepared an information memorandum, a copy of which is set out in annexure G. That information memorandum contains pro forma and other information on Gasgoyne following the acquisition of Pilbara Mines NL.

3.2  CHANGE IN GASGOYNE'S FINANCIAL POSITION

     Other than as set out in annexures G and I, the financial position of Gasgoyne has not, so far as is known by Coeur d'Alene, materially changed since the date of the last balance sheet laid before Gasgoyne shareholders in general meeting except that:

     (a) On 27 October 1995, Gasgoyne filed its quarterly report for the period ending 30 September 1995 with ASX. A copy of that report is included as annexure I. The following is an extract from the highlights identified by Gasgoyne in its release to ASX:

          "- Gold production from the Yilgarn Star Gold Mine for the quarter was 27,901 fine ounces of gold, from 190,030 tonnes of ore at a recovered grade of 4.57 g/t gold.

          - Cash operating costs were below forecast at $297.00 per ounce of gold produced and $43.50 per tonne of ore milled. The higher cash operating costs [than in previous years] reflect a higher proportion of underground ore coming into the system.

          - An additional 160,000 ounces of gold has been added to the resource base by the Southern Star discovery. Total resources to a depth of about 100 metres are 1,164,000 tonnes at
               4.3 g/t gold. Drilling is continuing between depths of 100 to 200 metres.

          - An agreement has been finalised with CIM Gold NL to explore the Northern Star Prospect, E77/486 located from 2.5 to 10.5 kilometres north of the Yilgarn Star Gold Mine. Gasgoyne Gold Mines N.L. ("Gasgoyne Gold") and Orion Resources N.L. ("Orion") may earn a 74% interest in the 50.4 square kilometre area by expenditure of $1.5 million over 4 1/2 years.

          - An additional 15,037 metres of RC and diamond holes were completed in the quarter at Awak Mas in Indonesia. Significant new zones of gold mineralization have been discovered in the Lematik Domain, with the best results of 24 metres at 2.38 g/t gold in AMD140 from surface."

     (b) On 6 September 1995, Gasgoyne made the following announcement to ASX in relation to a cash/gold facility provided by Citibank Limited:

               "The Directors of Gasgoyne Gold Mines NL ("GGM") are pleased to announce that on 1 September 1995 GGM entered into a Facility Agreement with Citibank Limited to provide a line of credit to a maximum of $10,500,000, which may be drawn by GGM in cash or the gold equivalent thereof. The facility is for a period of three years, with the maximum principal amount that may be outstanding, over that three year period, reducing on a quarterly basis.

               The Citibank facility will be used by GGM for the ongoing funding of its commitments on the Awak Mas Gold Project in South Sulawesi, Indonesia and for other working capital requirements. However, due to the substantial cash surplus being generated by GGM's interest in the Yilgarn Star Project, the Citibank facility is not anticipated to be required to its full extent and has only initially been drawn to the sum of $5,250,000. Prior to this recent drawing under the Citibank Facility, GGM was debt free.

               Security for the Citibank Facility is by way of a Fixed and Floating Charge over all the assets and undertaking of GGM."

          The facility documents contain a change in control provision, common to facilities of this nature. It provides that if without the prior written consent of Citibank, effective control of Gasgoyne is altered from that subsisting on 1 September 1995, then the outstanding amounts under the facility may become due and payable. For the purposes of the facility, a change in effective control occurs where control of the composition of the board of directors of Gasgoyne changes, control of more than one half of the voting power of Gasgoyne changes or control of more than one half of the Gasgoyne Shares changes.

          Coeur d'Alene believes that it is unlikely that Citibank would require the outstanding amounts under the facility to be repaid as a result of any change in effective control arising from the Takeover Scheme. However, if Citibank required the amounts to be repaid, Coeur d'Alene believes that the borrowing could be refinanced without difficulty.

     (c) Coeur d'Alene's forecast results for the periods ending 31 December 1995 and 31 December 1996 incorporate forecast results of Gasgoyne for those periods - see note 16 under "Summary of Significant Forecast Assumptions" in clause 4.4.4.

4    DETAILS OF TRANSACTION

4.1  INVESTMENT CONSIDERATIONS

     The Offers are designed to enable Gasgoyne shareholders who accept the Offers, to realise a part of their investment in cash and also participate, via the holding of Coeur d'Alene Shares, in a larger corporation which will hold a significant, and possibly 100%, interest in Gasgoyne. For existing Gasgoyne shareholders, potential advantages include:

     -    Participation in a group that:
          - Has gold production which is approximately four times that of Gasgoyne.
          - Has four currently producing gold and silver mines and a number of development stage projects.
          - Is consistently expanding its gold production, while remaining one of the leading North American silver producers.
          - Had a estimated reserve base of 5.57 million ounces of gold equivalent (3.7 million ounces of gold and 131 million ounces of silver) at 1 January 1995 (restated to include 100% of the Kensington Property).
          - Has a considerably larger market capitalisation than Gasgoyne and a strong balance sheet.

     - Access to a wider range of mine operating and project development experience and financial strength, which will place Gasgoyne in a position to become part of a larger precious metals group capable of developing Awak Mas and the Yilgarn Star tenements.

     - Listing in both Australia and the USA. Coeur d'Alene will apply to be listed on ASX (listing is not guaranteed or automatic) and is already listed on the New York Stock Exchange and Pacific Stock Exchange (San Francisco).

     - Affiliation with a Group that has an established outstanding record of environmental protection and responsibility.

4.2  COEUR D'ALENE'S INTENTIONS ABOUT BUSINESS, ASSETS AND EMPLOYEES OF
     GASGOYNE

     It is the current intention of Coeur d'Alene, on the basis of the facts and information concerning Gasgoyne which presently are known to it and the existing circumstances affecting the business of Gasgoyne:

     (a)  to continue the business of Gasgoyne;

     (b) not to make any major changes to the business of Gasgoyne nor to make any redeployment of the fixed assets of Gasgoyne; and

     (c) to continue the future employment of the present employees of Gasgoyne.

     If Coeur d'Alene becomes entitled compulsorily to acquire Gasgoyne Shares, Coeur d'Alene presently intends to exercise those rights and to delist Gasgoyne from the official list of ASX. As mentioned in clause 2.1, Coeur d'Alene intends to seek listing of Coeur d'Alene Shares on ASX regardless of whether compulsory acquisition is achieved.

     Coeur d'Alene views the Takeover Scheme as a major step in creating a competitive presence for the Group in Australia. The Group has already established a significant base in the Australasian region through its 80% interest in the Golden Cross gold mine (see clause 2.1) and has considerable international experience in developing and operating mines both in North America and in Chile. Coeur d'Alene intends to use its experience in assisting Gasgoyne to expand Gasgoyne's gold production.

     Following successful conclusion of its takeover offer Coeur d'Alene intends to work with the Gasgoyne management team and with the board of Orion Resources NL ("ORION") with a view to optimising the Yilgarn Star project. Orion is a joint venture partner in the Yilgarn Star joint venture with a 45% interest and is also the operator of that project.

     Also, Coeur d'Alene intends to work with the Gasgoyne management team with a view to optimising the Awak Mas project in which Gasgoyne has a significant interest, together with other assets of Gasgoyne, in particular, exploration tenements adjacent to the Yilgarn Star project which are currently under the management of Gasgoyne.

     Orion is also a Western Australian based gold mining company, capitalised at approximately $127 million on 25 January 1996. The Group increased its shareholding in Orion to approximately 13.1% of Orion's issued share capital on 23 January 1996 and at the same time purchased options which, if exercised, would increase the Group's shareholding in Orion to approximately 19.2%.

     It is also Coeur d'Alene's current intention to continue to evaluate its position in relation to Orion, in particular, as to whether it should seek to increase its shareholding. In doing so, Coeur d'Alene would have regard to the relevant provisions of the Yilgarn Star Joint Venture Agreement which give Gasgoyne rights to become the operator of the Yilgarn Star joint venture in certain "change of control" situations including where a party becomes entitled to more than 20% of Orion's issued capital or on certain changes to the composition of the Board of Directors of Orion.

     Following successful conclusion of the Takeover Scheme it is the present intention of Coeur d'Alene to seek the appointment of its nominees as directors of Gasgoyne and any company in respect of which Gasgoyne has nominee directors so that persons nominated by Coeur d'Alene will constitute at least a majority of those boards. However, it is Coeur d'Alene's present intention to invite Mr Brian Hurley, the Chairman of the Board of Directors of Gasgoyne to remain as Chairman. The present Managing Director of Gasgoyne, Mr Philip Crabb has indicated that he may step down from that position but remain active with Gasgoyne. Mr Crabb has indicated that in any event he would remain as Chief Executive until such time as a suitable replacement was appointed. If Mr Crabb steps down, Coeur d'Alene intends to appoint an appropriately experienced Australian executive as Mr Crabb's successor. Coeur d'Alene also intends to request Mr Crabb to remain as a director of Gasgoyne following completion of the Takeover Scheme.

4.3  RISK FACTORS

     Ownership of Coeur d'Alene Shares involves the following risks, which are both general and specific to Coeur d'Alene:

     DEPENDENCE ON GOLD AND SILVER PRICES

     The results of the Group's operations and the market price of Coeur d'Alene Shares are significantly affected by the market prices of gold and silver. Those prices may fluctuate widely and are affected by factors beyond the Group's control, including interest rates, expectations regarding inflation, currency values, global and regional political and economic conditions, demand for jewellery, sales by central banks and other factors.

     Coeur d'Alene sells most of its gold and silver production at spot prices prevailing at the time of sale. Coeur d'Alene has from time to time entered into forward contracts for the sale of a small portion of its gold and silver production. As at

     23 January 1996, Coeur d'Alene had entered into forward contracts to deliver a total of 46,772 ounces of gold in calender 1996 at an average price of US$416 representing 21% of its total 1996 forecast gold production, and less than 2% of its total gold reserves.

     EXPLORATION AND DEVELOPMENT ACTIVITIES

     Mineral exploration, particularly for gold and silver, involves many risks and frequently is non-productive. Once mineralization is discovered, it may take a number of years from the initial phases until production is possible, during which time the economic feasibility of production may change. Substantial developmental expenditures are required to establish ore reserves, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities.

     The Group expended approximately US$23.0 million and US$49.7 million (excluding capitalised interest) in the year ended 31 December 1994 and the nine-month period ended 30 September 1995, respectively, in connection with the exploration and development of its mining properties. Coeur d'Alene currently estimates that the Group's exploration and development expenditures on existing mining properties during the last quarter of 1995 and the year ended 31 December 1996 will approximate US$4.5 million and US$8.8 million (excluding capitalised interest), respectively.

     MINING ACTIVITIES

     Following the commencement of production, the mining business continues to be subject to risks and hazards, including quantity of production, environmental hazards, industrial accidents, encountering unusual or unexpected formations, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions. Risks of this type could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, reduced production and delays in mining, monetary losses and possible legal liability. Insurance fully covering certain environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to the Group or to other companies within the industry. The Group has been recognised for its commitment to environmental responsibility and knows of no material environmental liabilities to which it currently is subject. Refer to the section below under the sub-heading "Government Regulation".

     CURRENCY FLUCTUATIONS

     Gold is sold throughout the world principally based on the US dollar price, but operating expenses for gold mining companies are incurred principally in local currencies. The Group's operations are principally based in the United States, Chile and New Zealand. As Coeur d'Alene is a United States-based corporation, it has conducted currency hedging programs for New Zealand dollars and Chilean pesos to protect against significant currency fluctuations relative to the US dollar and expects to continue to conduct those programs (including in Australian dollars) if Coeur d'Alene achieves control of Gasgoyne.

     As mentioned in clause 2.1 Coeur d'Alene will apply for official quotation of Coeur d'Alene Shares on ASX and hopes to be granted official quotation by ASX before the end of the offer period. In addition, Coeur d'Alene Shares are traded principally in US dollars on the New York Stock Exchange and Pacific Stock Exchange. For this reason, Australian residents who plan to hold Coeur d'Alene Shares can expect, through their shareholding, to be subject to the benefits and detriments of fluctuations in the US dollar-Australian dollar exchange rate and, to a lesser extent, the US-Chile and US-New Zealand dollar exchange rates. In general, a weakening of the Australian dollar against the United States dollar would result in an increase in the value of Coeur d'Alene Shares in Australian dollars, while a strengthening of the Australian dollar against the United States dollar would result in a decrease in the value of Coeur d'Alene Shares in Australian dollars. The Australian dollar value of any Coeur d'Alene dividends, would be declared in US dollars (but if declared will be paid to Australian resident shareholders in Australian dollars) are similarly affected by the relative value of the US dollar and the Australian dollar.

     Some of the more specific risks in relation to Coeur d'Alene are as follows:

     TRADING IN COEUR D'ALENE SHARES

     As mentioned above, Coeur d'Alene will apply to ASX for official quotation of Coeur d'Alene Shares. If granted, this will enable Gasgoyne shareholders who accept an Offer to dispose of their Coeur d'Alene Shares in Australia through ASX at any time. However, there can be no assurance that quotation will be granted by ASX.

     US securities law restrictions have the effect that the Coeur d'Alene Shares issued as part of the consideration under the Offers may not be offered or sold in the United States of America or to US persons until 40 days after the end of the offer period (see clause 5.3). However, they may be offered or sold through ASX as described above.

     THE SILVER MARKET AND PRICES

     In recent years world silver prices have risen from previous lows. Over the last four years the silver price has risen from an average of US$3.98 per ounce in 1992 to an average of US$5.18 (New York Comex close) in 1995.

     In order to conserve the ore reserves until silver prices improve, the Group suspended mining activity at the Group's Galena Mine (in July 1992, during which month the average price of silver was US$3.95 per ounce) and at the Group's Coeur Mine (in April 1991, during which month the average price of silver was US$3.97 per ounce). Since then the Group has consolidated its holdings in the

     Coeur d'Alene mining district by the formation of Silver Valley Resources Corporation, a 50/50 venture with Asarco Inc.

     Coeur d'Alene anticipates that as the market price of silver approaches US$6.00 per ounce, it will propose to Asarco Inc that Silver Valley Resources Corporation resume operations at the mines, which have been kept in good condition in anticipation of re-starting production. As of 25 January 1996 the quoted market price for silver (New York Comex close) was US$5.55 per ounce.

     GOLDEN CROSS

     As mentioned above, the mining business continues to be subject to risks and hazards. Coeur d'Alene recently became aware that the tailings impoundment at the Golden Cross Mine in New Zealand is situated upon a block of land that is apparently moving downslope at the rate of approximately 3.5cm (11/2 inches) per annum because of deep seated natural earth movements Remedial measures are being implemented to ensure the stability of the tailings dam at a cost which, at the date of this Statement, is not known (see page 17 of annexure B for details regarding the Golden Cross Mine).

     FOREIGN ACTIVITIES

     The Group's producing projects are located in the United States, New Zealand and Chile. Coeur d'Alene does not believe the Group's property interests in New Zealand or Chile currently expose it to any significant political risks.

     Gasgoyne's joint venture interests at Awak Mas are located in Indonesia, which has a system of government and law different to that in Australia. In the contract of works between the Indonesian Government and the joint venture parties at Awak Mas, there are provisions requiring the joint venture parties to progressively sell down a portion of their interests by offering interests first to the Indonesian Government and thereafter to Indonesian nationals. The object of the sell down provision is that the Indonesian Government or nationals will hold 51% of the interests in the venture by no later than the 10th year of operations. In order to do so they must pay fair market value for the interests. However, it is believed that the Indonesian Government has relaxed its foreign investment policy on mining projects and that it would not commonly exercise its right to participate under these provisions. In addition the Indonesian joint venture party currently participating in the project has waived its rights under these provisions.

     GOVERNMENT REGULATION

     General

     The Group's mining activities are subject to extensive federal, state and local laws governing the protection of the environment, prospecting, development, production, taxes, labour standards, occupational health, mine safety, toxic substances and other matters. The costs associated with compliance with these regulatory requirements are substantial and possible future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Group's properties, the extent of which cannot be predicted.

     Environmental Regulations

     The Group is subject to environmental regulation and natural resource laws in each of the places in which it operates. Under certain environmental laws, any owner or operator of land that is contaminated may be held liable and forced to undertake or pay for remediation, even if it was not the owner or operator of that land at the time of contamination.

     Coeur d'Alene is not aware of any material environmental liability arising out of its present or former operations.

     Proposed Mining Legislation

     Legislation is presently being considered in the US Congress to change the United States Mining Law of 1872 (the "Mining Act") under which the Group holds mining claims on public lands. It is considered possible that the Mining Act will be amended or be replaced by stricter legislation in the next few years. The legislation under consideration contains new environmental standards and conditions, additional reclamation requirements and extensive new procedural steps which would be likely to result in delays in permitting. Among the bills under consideration are bills calling for an 8% gross royalty; a 2.5% net smelter return royalty; or a 3.5% or 5% net proceeds royalty on the value of minerals mined on public lands, payable to the US Government. Coeur d'Alene believes that if and when any royalty is imposed, it will not be a gross royalty. A significant portion of the Group's US mining properties are on public lands. Whether or when changes will be enacted or the extent of any changes is not presently known and the potential impact on the Group's United States activities is difficult to predict.

     Tax

     During August 1995, the Internal Revenue Service ("IRS") completed an audit of the Group for the years 1992 and 1993. Coeur d'Alene believes that all material issues arising from the IRS audit have been resolved.

     The Group's results may in the future be benefitted by income tax deductions in the form of loss carryforwards. Refer to page 53 of annexure B for a brief explanation of the types of loss carryforwards available to Coeur d'Alene as at 31 December 1994. No assurance can be given that these types of future income tax benefits will be able to be utilised in whole or in part.

     Due to the current and anticipated loss position of the Company, utilisation of foreign tax credits passed through from foreign subsidiaries will be likely to be subject to limitations.

     UNCERTAINTIES REGARDING YILGARN STAR MINE UNDERGROUND OPERATION

     If the Offers are successful, Gasgoyne will become a subsidiary of Coeur d'Alene. The Yilgarn Star Mine's production (through October 1995) was entirely attributable to surface mining operations. The results of that performance are not necessarily indicative of the future production from the underground mining operations, the initial stages of which have recently commenced.

4.4 HISTORICAL, PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION AND FORECAST

     The following is a summary of the historical, pro forma condensed consolidated, and forecast financial information in relation to Coeur d'Alene and Gasgoyne.

     An Independent Accountant's Report by Ernst & Young on the historical and forecast financial information is attached as annexure A. In addition, a report by the US firm of Ernst & Young LLP on the pro forma condensed consolidated financial information is contained in clause 4.4.3.

4.4.1 COEUR D'ALENE HISTORICAL SELECTED FINANCIAL INFORMATION

     The following table sets forth certain financial information of Coeur d'Alene. This information should be read in conjunction with (i) the historical financial statements of Coeur d'Alene, including the notes thereto, which are included in annexures B, C, D and E, (ii) annexure K -- Differences Between US and Australian Generally Accepted Accounting Principles, and (iii) the Pro Forma Condensed Consolidated Financial Statements, which are included in clause 4.4.3.

            COEUR D'ALENE HISTORICAL SELECTED FINANCIAL INFORMATION

   (Tabular dollar amounts are in thousands of US dollars, except per share amounts.  Prepared in accordance with US GAAP)




                                                                            Year Ended 31 December
                                                        --------------------------------------------------------------
INCOME STATEMENT DATA:                                      1990       1991         1992         1993         1994
                                                        --------------------------------------------------------------
Income:
         Sale of concentrates and dore                   $  53,125   $  49,035    $  41,414    $  67,990     $  79,606
         Less cost of mine operations                       45,375      44,072       37,829       59,804        67,802
                                                         ---------   ---------    ---------    ---------     ---------
         Gross profits                                       7,750       4,963        3,585        8,186        11,804
         Other income (1)                                    8,939       7,714        4,812        5,388        12,689
                                                         ---------   ---------    ---------    ---------     ---------
         Total income                                       16,689      12,677        8,397       13,574        24,493
Expenses                                                    23,118      29,178       14,118       31,548        29,493
                                                         ---------   ---------    ---------    ---------     ---------
Income (loss) from continuing
  operations before income taxes(2)                        (6,429)    (16,501)      (5,721)     (17,974)       (5,000)
Provision (benefit) for income taxes                       (1,528)     (1,198)      (4,233)      (3,932)         (264)
                                                         ---------   ---------    ---------    ---------     ---------
Loss from continuing operations                            (4,901)    (15,303)      (1,488)     (14,042)       (4,736)
         Income from discontinued operations
           (net of taxes)(3)                                   711         904          729          752           793
                                                         ---------   ---------    ---------    ---------     ---------

Income (loss) before cumulative effect of change
  in accounting method                                     (4,190)    (14,399)        (759)     (13,290)       (3,943)
Cumulative effect of change in accounting method(4)                                                5,181
                                                         ---------   ---------    ---------    ---------     ---------
Net income (loss)                                        $ (4,190)   $(14,399)    $   (759)    $ (8,109)     $ (3,943)
                                                         =========   =========    =========    =========     =========
Per share data:(5)
Earnings per share data:
         Loss from continuing operations                 $  (0.35)   $  (1.00)    $  (0.10)    $  (0.92)     $  (0.31)
         Income from discontinued operations
           (net of taxes)                                     0.05        0.06         0.05         0.05          0.05
                                                         ---------   ---------    ---------    ---------     ---------
         Income (loss) before cumulative change in
           accounting method                                (0.30)      (0.94)       (0.05)       (0.87)        (0.26)
Cumulative effect of change in accounting method                                                     .34
                                                         ---------   ---------    ---------    ---------    ----------
Net income (loss)                                        $  (0.30)   $  (0.94)    $  (0.05)    $  (0.53)     $  (0.26)
                                                         =========   =========    =========    =========    ==========
         Cash dividends per share                        $    0.11   $    0.12    $    0.15    $    0.15     $    0.15
                                                         =========   =========    =========    =========    ==========
Weighted average number of shares of Common
         Stock and equivalents used in calculation          13,792      15,308       15,317       15,328        15,388
                                                         =========   =========    =========    =========    ==========

BALANCE SHEET DATA:

Total assets                                              $275,806   $ 261,034     $324,878    $ 325,249     $ 412,361
Working capital                                            151,385     129,883      179,370      104,883       166,607
Long-term debt                                              59,548      57,902      131,134      129,234       227,193
Shareholders' equity                                       200,040     183,938      180,991      170,849       160,292

                                                                    Six Months
                                                                   Ended 30 June
                                                               -----------------------
INCOME STATEMENT DATA:                                          1994           1995
                                                               -----------------------
Income:
         Sale of concentrates and dore                          $ 39,673       $41,512
         Less cost of mine operations                             33,825        33,972
                                                                 -------       -------
         Gross profits                                             5,848         7,540
         Other income (1)                                          4,039         4,447
                                                                 -------       -------
         Total income                                              9,887        11,987
Expenses                                                          14,363        14,757
                                                                 -------       -------
Income (loss) from continuing
  operations before income taxes(2)                              (4,476)       (2,770)
Provision (benefit) for income taxes                               (196)         (642)
                                                                 -------       -------
Loss from continuing operations                                  (4,280)       (2,128)
         Income from discontinued operations
           (net of taxes)(3)                                         348         2,360
                                                                 -------       -------

Income (loss) before cumulative effect of change
  in accounting method                                           (3,932)           232
Cumulative effect of change in accounting method(4)
                                                                --------       -------
Net income (loss)                                               $(3,932)       $   232
                                                                ========       =======
Per share data:(5)
Earnings per share data:
         Loss from continuing operations                        $ (0.28)       $(0.14)
         Income from discontinued operations
           (net of taxes)                                           0.02           .15
                                                                --------       -------

         Income (loss) before cumulative change in
           accounting method                                      (0.26)          0.01
Cumulative effect of change in accounting method
                                                                --------       -------
Net income (loss)                                               $ (0.26)       $  0.01
                                                                ========       =======
         Cash dividends per share                               $   0.15       $  0.15
                                                                ========       =======
Weighted average number of shares of Common
         Stock and equivalents used in calculation                15,347        15,597
                                                                ========       =======

BALANCE SHEET DATA:

Total assets                                                    $415,067      $432,963
Working capital                                                  185,496       147,673
Long-term debt                                                   228,232       237,194
Shareholders' equity                                             158,952       165,538

     (1) Other income for 31 December 1994 includes a gain on the sale of securities of US$2.7m, and an increase in investment income arising from the issuance of US$100 million of subordinated, convertible debentures in January 1994 which increased the Company's liquidity.

    (2) The income (loss) from continuing operations before income taxes include certain non-recurring items of expense and past property losses. These items are discussed in clause 2.6.

    (3) On 2 May 1995, the Company sold the assets of its flexible hose and tubing division, The Flexaust Company, and shares of a related subsidiary for approximately US$10.0 million payable in cash, of which approximately US$4 million was paid at the time of closing and the balance is payable over the next five years. The results of operations and the gain on sale of Flexaust manufacturing segment are presented as "Discontinued Operations". The Company recorded a pre-tax gain on the sale of approximately US$3.9 million (US$2.2 million net of income taxes) during the second quarter of 1995.

    (4) Effective 1 January 1993, the Company changed its method of accounting for income taxes by adopting US Statement of Financial Accounting Standards (FAS) 109, "Accounting for Income Taxes". FAS 109 requires an asset and liability approach to accounting for income taxes and establishes criteria for recognising deferred tax assets. Accordingly, the Company adjusted its existing deferred income tax assets and liabilities to reflect current statutory income tax rates and previously unrecognised tax benefits related to US federal and certain state net operating loss carryforwards. FAS 109 also contains requirements regarding balance sheet classification and prior business combinations. Hence, the Company adjusted the carrying values of an incremental interest in the Rochester Property acquired in 1988 and CDE Chilean Mining Corp. acquired in 1990 to reflect the gross purchase value previously reported net-of-tax. The cumulative effect of the accounting change in prior years at 1 January 1993 is a non-recurring gain of US$5.181 million, or US$.34 per share, and is included in the Consolidated Statement of Operations for the year ended 31 December 1993. Other than the cumulative effect, the accounting change had no material effect on the results of operations for the year ended 31 December 1993.

          As of 1 January 1993, after giving effect to the implementation of FAS 109, the significant components of the Company's net deferred tax liability were as follows:

                                                                                    Deferred Income Taxes
                                                               ---------------------------------------------------------------
                                                                           Assets                         Liabilities
                                                               ---------------------------------------------------------------
          Property, plant and equipment alternative
             minimum tax credit carryforwards                    US$                938,672            US$         $16,756,918

          Business credit carryforwards                                             628,933
          Net operating loss carryforwards                                       17,721,115
                                                                     ----------------------                -------------------
                  Total                                                          19,288,720                         16,756,918
                                                                                -----------
          Less - valuation allowance                                            (7,927,904)
                                                                     ----------------------                -------------------
                  Net                                            US$             11,360,816            US$          16,756,918
                                                                 ==========================            =======================


          As permitted by FAS 109, prior year financial statements have not been restated to reflect the change in accounting method.

    (5) Earnings per share are calculated based on the weighted average number of Coeur d'Alene Shares outstanding and those equivalents that are deemed to be dilutive. The 6% Debentures are considered to be equivalents. Accordingly, such debentures are assumed to be converted, and interest expense on such debentures, net of tax expense, has been considered in the computation of earnings per share, except in those instances where the effects of conversion would be antidilutive.

4.4.2     GASGOYNE HISTORICAL SELECTED FINANCIAL INFORMATION

          The following table sets forth certain financial information of Gasgoyne which has been extracted from the audited accounts of Gasgoyne for each of the 5 years ended 30 June 1995. This information should be read in conjunction with (i) the audited financial statements of Gasgoyne, including the notes thereto, which are included in annexure H and (ii) annexure K -- Differences Between US and Australian Generally Accepted Accounting Principles.


PROFIT AND LOSS ACCOUNT DATA:

(Tabular dollar amounts are in thousands of Australian dollars. Prepared in accordance with Australian GAAP)



                                                                             Year Ended 30 June
                                                    -------------------------------------------------------------------
                                                       1991           1992           1993          1994         1995
                                                    -------------------------------------------------------------------
Revenue:
         Gold sales                                           -      $    8,834     $  18,640    $  20,832    $  31,404
         Other                                       $       40             623           826        3,087        1,994
                                                     ----------      ----------     ---------    ---------    ---------
Total Revenue                                                40           9,457        19,466       23,919       33,398
Expenses                                                    533           7,189        11,818       15,852       19,993
                                                     ----------      ----------     ---------    ---------    ---------
Operating profit before income tax(1)                     (493)           2,268         7,648        8,067       13,405
Income Tax(2)                                                 -               -         2,706        2,759        4,734
                                                     ----------      ----------     ---------    ---------    ---------
Operating profit after tax                                (493)           2,268         4,942        5,308        8,671
Extraordinary item(3)                                         -               -             -        2,681            -
                                                     ----------      ----------     ---------    ---------    ---------
Operating profit after extraordinary item                 (493)           2,268         4,942        7,989        8,671
Outside equity interest in profit and
         extraordinary items(4)                               -               -             -           47          207
                                                     ----------      ----------     ---------    ---------    ---------
Operating profit and extraordinary items
         attributable to members of holding company  $    (493)      $    2,268     $   4,942    $   8,036    $   8,878
                                                     ==========      ==========     =========    =========    =========




     (1) Operating profit before income tax includes an abnormal item in 1994 comprising a gold call option fee of $1,000,000.

     (2) No income tax is applicable in the year to 30 June 1992 due to the benefit of prior year tax losses reducing the income tax expense by $945,000.

     (3) The extraordinary item relates to a gain in reduction in ownership interest in controlled entity (Pilbara Mines NL). No income tax is applicable.

     (4) The minority interest relates to the share of loss attributable to the outside equity interest in Pilbara Mines NL.

4.4.3     PRO FORMA INFORMATION

          The following Pro Forma Condensed Consolidated Balance Sheet has been prepared as of 30 June 1995, by Coeur d'Alene to illustrate the estimated effects of the proposed acquisition under the Offers (the "Acquisition") of the Gasgoyne Shares on issue (without regard to the Gasgoyne Shares that might be issued pursuant to the exercise of Gasgoyne Options but including shares issued during the Pilbara takeover - see clause 3.1) assuming the Acquisition occurred as of that date.

          The Pro Forma Condensed Consolidated Balance Sheet is presented utilising the purchase method of accounting whereby the cost of acquiring the Gasgoyne Shares is determined by the market value of the Coeur d'Alene Shares and the cash which Coeur d'Alene will pay, plus the direct costs associated with the Acquisition, which are estimated at approximately US$2 million. All amounts in the Pro Forma Condensed Consolidated Balance Sheet are stated in US dollars. The Pro Forma Condensed Consolidated Balance Sheet does not purport to represent what the financial position actually would have been if the Acquisition had occurred at 30 June 1995 or to project the financial position for any future date or period.

          The Pro Forma Condensed Consolidated Balance Sheet should be read in conjunction with the historical consolidated financial statements, including the notes thereto, of Coeur d'Alene, prepared in accordance with US GAAP, which are included as annexures B, C, D, and E. The Pro Forma Condensed Consolidated Balance Sheet also includes pro forma adjustments which are based on available information and certain assumptions that management of Coeur d'Alene believes are reasonable in the circumstances. Such pro forma adjustments reflect the effects of the acquisition of all of the Gasgoyne Shares on issue without regard to the Gasgoyne Shares that may be issued on exercise of Gasgoyne Options.

          In December 1995, the Company completed the conversion of US $74.9 million of 7% Debentures into Coeur d'Alene Shares. The pro forma balance sheet reflects this conversion of the debentures as though it had occurred at 30 June 1995. The conversion, net of offering costs, results in a significant decrease in long term debt and a corresponding increase in shareholders' equity.

          Subsequent to 30 June 1995, Gasgoyne successfully completed its takeover of Pilbara Mines NL and acquired all of the shares in that company (see clause 3.1). The Pro Forma Condensed Consolidated Balance Sheet has been adjusted to reflect the impact of this acquisition as if it had occurred at 30 June 1995.

                                 COEUR D'ALENE
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            30 JUNE 1995 (UNAUDITED)
                  (DOLLAR AMOUNTS IN THOUSANDS OF US DOLLARS)


                                               COEUR D'ALENE            PRO FORMA
                                                 HISTORICAL          ADJUSTMENTS (A)          PRO FORMA
                                               -------------         ---------------          ---------
ASSETS
Current Assets
         Cash and equivalents                      $47,135                   $8,234             $55,369
         Short-term investments                     75,595                        -              75,595
         Receivables                                12,218                      360              12,578
         Inventories                                33,390                    3,887              37,277
         Other                                       2,701                      144               2,845
                                                  --------                 --------            --------
         Total current assets                      171,039                   12,625             183,664
                                                  --------                 --------            --------
Property, Plant and Equipment - net                244,723                  106,530             351,253
                                                  --------                 --------            --------

Investments and Other Assets
         Net assets of discontinued                    160                        -                 160
              operations
         Other assets                               17,041                    6,078              23,119
                                                  --------                 --------            --------
         Total investments and other
              assets                                17,201                    6,078              23,279
                                                  --------                 --------            --------
                                                  $432,963                 $125,233            $558,196
                                                  ========                 ========            ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities                                $23,366                   $8,782             $32,148
Long-term Liabilities
         Long-term debt                            237,194                 (50,922)             186,272
         Other long-term obligations                 5,691                    2,461               8,152
                                                  --------                 --------            --------
         Total long-term liabilities               242,885                 (48,461)             194,424
Deferred Income and
         Mining Taxes                                1,174                   26,202              27,376
Shareholders' Equity                               165,538                  138,710             304,248
                                                  --------                 --------            --------
                                                  $432,963                 $125,233            $558,196
                                                  ========                 ========            ========

(A) To reflect the acquisition of 52,060,700 Gasgoyne Shares outstanding at 30 June 1995 and including shares issued subsequent to 30 June 1995 as part of the takeover of Pilbara Mines NL (see clause 3.1) but excludes Gasgoyne Shares that may be issued on exercise of Gasgoyne Options. This assumes the issue of 3,644,255 Coeur d'Alene Shares valued at US$67.4 million and the payment of US$23,114,991 in cash in connection with the Takeover Scheme. Accordingly the total pro forma acquisition cost is US$90.5 million compared to the book value for Gasgoyne of US$20.1 million. The actual acquisition cost will be determined based upon the value of the Coeur d'Alene Shares issued and cash paid for the purchase of Gasgoyne Shares. As discussed below, it is Coeur d'Alene's opinion that substantially all of the purchase price in excess of the net book value of Gasgoyne is attributable to the mineral property interests held by Gasgoyne. The excess acquisition cost paid over the net book value of assets acquired and related deferred taxes is allocated as follows:

    Total Acquisition Cost                                    US$90,534
    Net Book Value of Gasgoyne, 30 June 1995                     20,149
                                                              ---------
    Excess of Purchase Price Paid over Net Book Value
         of Assets Acquired Attributable to Mineral
         Properties                                              70,385
    Increase in Mineral Properties resulting from
         adjustment to conform to Coeur d'Alene
         accounting policies                                      5,447
    Transaction costs                                             2,000
    Increase in Mineral Properties due to the
         Recognition of the Deferred Tax Consequences
         of Differences Between the Assigned Values and
         Tax Bases of the Net Assets Acquired                    26,202
                                                              ---------
    Total Increase in Property, Plant and Equipment             104,034
    Increase in Deferred Taxes                                   26,202
                                                              ---------
    Excess of Acquisition Cost Paid over Net Book
         Value of Assets Acquired                             US$77,832
                                                              =========

   With the exception of property, plant and equipment, the assets and liabilities of Gasgoyne included in Coeur d'Alene's consolidated financial statements consist primarily of working capital items, the carrying values of which are substantially at fair market value. Based on the history of the Yilgarn Star and Awak Mas properties and the identification and development of mineral deposits and their conversion to ore reserves, the financial analysis undertaken by Coeur d'Alene in connection with its decision to acquire Gasgoyne, and Coeur d'Alene's experience in ownership and operation of precious metals mines, it is Coeur d'Alene's opinion that all of the acquisition cost in excess of the net book value of assets acquired is attributable to mineral properties.

   The final allocation of the acquisition cost will be made when the acquisition is completed and when Coeur d'Alene completes its detailed analysis of Gasgoyne's assets. However, management does not expect the final actual allocation of the purchase price to be materially different from the pro forma balance sheet.

   In December 1995, the Company completed the balance sheet reflects this conversion of the debentures as though it had occurred at 30 June 1995. The conversion, net of offering costs, results in a substantial decrease in long term debt and a corresponding increase in shareholders' equity.

   The Pro Forma Condensed Consolidated Balance Sheet as at 30 June 1995 is prepared on the basis that Coeur d'Alene acquires 100% of the Gasgoyne Shares on issue. The effect on the Pro Forma Condensed Consolidated Balance Sheet of an acquisition of less than 100% would be to reduce the shareholders' equity with an equal and off-setting increase in the amounts due to minority shareholders.

                         [ERNST & YOUNG LLP LETTERHEAD]

                  Review Report of Independent Accountants on
                        Pro Forma Financial Information


We have reviewed the pro forma adjustments reflecting the acquisition described in Note A and the application of those adjustments to the historical amounts in the accompanying pro forma condensed consolidated balance sheet of Coeur d'Alene Mines Corporation as of June 30, 1995. The historical condensed consolidated balance sheet is derived from the historical unaudited financial statements of Coeur d'Alene Mines Corporation which were reviewed by us, and of Gasgoyne Gold Mines N.L., which were audited by other auditors, appearing elsewhere herein. Such pro forma adjustments are based on management's assumptions described in Note A. Our review was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assumptions, the pro forma adjustments, and the application of those adjustments to historical financial information. Accordingly, we do not express such an opinion.

The objective of this pro forma financial information is to show what the significant effects on the historical financial information might have been had the acquisition occurred at an earlier date. However, the pro forma condensed consolidated balance sheet is not necessarily indicative of the effects on financial position that would have occurred had the above-mentioned acquisition actually occurred earlier.

Based on our review, nothing came to our attention that caused us to believe that management's assumptions do not provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned acquisition described in Note A, that the related pro forma adjustments do not give appropriate effect to those assumptions, or that the pro forma column does not reflect the proper application of those adjusments to the historical financial statement amounts in the pro forma condensed consolidated balance sheet as of June 30, 1995.


                                            /s/ ERNST & YOUNG LLP
                                            ---------------------
January 29, 1996

4.4.4   FINANCIAL FORECASTS

     Set out below is the Forecasted Condensed Statements of Consolidated Operations and Cashflows of Coeur d'Alene (including Gasgoyne) for the six months ended 31 December 1995 and the year ending 31 December 1996. A summary of significant forecast assumptions is also set out below.


                                 COEUR D'ALENE
                       FORECASTED CONDENSED STATEMENTS OF
                            CONSOLIDATED OPERATIONS
                   FOR THE SIX MONTHS ENDED 31 DECEMBER 1995
                      AND THE YEAR ENDING 31 DECEMBER 1996
              (thousands of US dollars, except per share amounts)

                                                              SIX MONTHS ENDED            YEAR ENDING
                                                                 31 DEC 1995              31 DEC 1996
                                                             -------------------------------------------
    Sales of concentrates and dore                             $    58,605                 $   149,885
    Cost of mine operations                                         46,924                     118,794
            Gross profits                                           11,681                      31,091

    Other income                                                     6,585                       6,690
                                                               ------------                ------------
            Total income                                            18,266                      37,781

    Expenses
            Corporate expenses                                       6,643                      13,483
            Mining exploration                                       3,262                       5,882
            Idle facilities expense                                    889                       1,428
            Interest expense                                         2,695                       9,181
                                                               ------------                ------------
            Total expenses                                          13,489                      29,974

    Income before income taxes                                       4,777                       7,807
    Income taxes                                                     2,324                       1,222
                                                               ------------                ------------
    Net Income                                                 $     2,453                 $     6,585
                                                               ------------                ------------

    Net Income Per Share                                       $      0.10                 $      0.27
                                                               ============                ============

    Average shares Used in the Computation                      24,109,137                  24,109,137
                                                               ------------                ------------

           See "Summary of Significant Forecast Assumptions" below.

                                 COEUR D'ALENE
           FORECASTED CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS
                           (thousands of US dollars)

                                                          SIX MONTHS ENDED              YEAR ENDING
                                                            31 DEC 1995                 31 DEC 1996
                                                          ----------------           -----------------
     Net Income                                              $    2,453              $        6,585
         Depreciation, depletion and amortization                12,289                      28,646
         Changes in working capital                               7,122                       (852)
                                                             ----------              --------------
     Net cash provided by operations                             21,864                      34,379
                                                             ----------              --------------
     Investment and Financing Activities
         Additions to property plant and equipment              (6,873)                    (13,732)
         Additions to development projects                     (53,303)                    (20,228)
         Increase in long-term debt                               9,093                     (5,601)
         Dividends                                              (1,003)                           -
         Other investing & financing activities                   9,858                           -
                                                             ----------              --------------
     Net cash used in Investment and Financing                 (42,228)                    (39,561)
         Activities
                                                             ----------              --------------
     Net Decrease in Cash and Equivalents                    $ (20,364)              $      (5,182)
                                                             ==========              ==============

           See "Summary of Significant Forecast Assumptions" below.

The financial forecast has been prepared to comply with Australian legal requirements which require a description of the prospects of Coeur d'Alene where the consideration offered includes shares of Coeur d'Alene . Coeur d'Alene will not update this forecast in future regulatory filings. The financial forecast has been prepared by Coeur d'Alene's management to provide the reader with an indication of Coeur d'Alene's future production, earnings, cash flow and dividends following the acquisition of Gasgoyne.

This financial forecast presents, to the best of management's knowledge and belief, Coeur d'Alene's expected consolidated results of operations and consolidated cash flows for the forecast periods. Accordingly, the forecast reflects management's judgment as of 25 January 1996, the date of this forecast, of the expected conditions and its expected course of action. The assumptions disclosed herein are those that management believes are significant to the forecast. There will usually be differences between forecasted and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material. Coeur d'Alene's Consolidated Financial Statements for the Year Ended 31 December 1994, which are included in annexure B, should be read for additional information.

COEUR D'ALENE CAUTIONS READERS THAT A FORECAST IS SUBJECT TO MANY
UNCERTAINTIES AND NEEDS TO BE TREATED WITH CAUTION.

Unless specifically stated otherwise, all comments and production statistics relate to the Group.

The forecast has been prepared in accordance with accounting principles generally accepted in the United States and the accounting policies adopted by Coeur d'Alene. (See note B to Coeur d'Alene's 31 December 1994 Consolidated Financial Statements in annexure B and annexure K - Differences Between US and Australian Generally Accepted Accounting Principles.)

SUMMARY OF SIGNIFICANT FORECAST ASSUMPTIONS

The following is a summary of the significant assumptions used in the preparation of the forecast. These assumptions were based on Coeur d'Alene management's judgment at 25 January 1996, the date the forecast was completed. These assumptions should not be considered an all inclusive list of the assumptions used in the preparation of the forecast.

1 That effective 1 July 1995, Coeur d'Alene acquired 100% of the Gasgoyne Shares and that approximately 75% of the Gasgoyne Shares acquired are exchanged for Coeur d'Alene Shares and approximately 25% are acquired for cash. Therefore, the acquisition cost has been assumed to consist of approximately 3.6 million Coeur d'Alene Shares and cash payments totalling US$23.1 million. Transaction costs associated with the acquisition of the Gasgoyne Shares are estimated to be US$2.0 million.

     Management has assumed that all cash payments made in the acquisition of the Gasgoyne Shares are funded from a revolving line of credit which bears interest at LIBOR + 1.5%. LIBOR is assumed to be 5.625%.

2 Management assumes that Coeur d'Alene will produce 100,200 and 278,057 ounces of gold in the six months ending 31 December 1995 and the year ending 31 December 1996, respectively. In addition, it is assumed that Coeur d'Alene will produce 3,966,764 and 8,945,762 ounces of silver in the six months ending 31 December 1995 and in the year ending 31 December 1996, respectively

3    (a)  The average spot market price of gold is assumed to be US$393.38 and
          US$400 per ounce in the 1995 and 1996 periods, respectively. The price of gold was US$387.90 per ounce on 21 December 1995, the day that the offer to acquire the Gasgoyne Shares was announced. The gold price has varied between US$374.80 and US$406.60 per ounce over the last twelve months preceding the date of preparation of this forecast (New York Comex close). In determining the gold price to be used in the forecast, Coeur d'Alene took into consideration many factors, including the price of gold available in the forward markets and consultations with gold market analysts and trading institutions. A sensitivity analysis is included in note 14 below to show the impact of 5% movements in the US dollar gold price.

     (b) The average spot market price of silver is assumed to be US$5.44 and US$6.00 per ounce in the 1995 and 1996 periods, respectively. The price of silver was US$5.12 per ounce on 21 December 1995, the day that the offer to acquire the Gasgoyne Shares was announced. The silver price has varied between US$4.38 and US$6.11 per ounce over the last twelve months preceding the date of preparation of this forecast (New York Comex close). In determining the silver price to be used in the forecast, Coeur d'Alene took into consideration many factors, including the price of silver available in the forward markets and consultations with silver market analysts and trading institutions. A sensitivity analysis is included in note 14 below to show the impact of 5% movements in the US dollar silver price.

4 Average exchange rates used throughout the forecast period were US$0.74 for the Australian dollars, US$0.67 for the New Zealand dollar and US$0.002679 for the Chilean peso.

     The approximate percentage of Coeur d'Alene's forecast 1995 and 1996 operating costs denominated in Australian, New Zealand and Chilean currencies are as follows:

                       --------------------------------------------
                                AUSTRALIA    NEW ZEALAND    CHILE
                       --------------------------------------------
                       1995         25           39           0
                       --------------------------------------------
                       1996         20           35           24
                       --------------------------------------------

     To help minimise the effects of fluctuation of the various currencies in relation to the US dollar, Coeur d'Alene has implemented a foreign currency protection program by entering into a series of foreign currency purchase contracts which establish fixed exchange rates under which US$ may be exchanged for these currencies. See Note B to Coeur d'Alene's 31 December 1994 Consolidated Financial Statements in annexure B for details of this program.

     A sensitivity analysis is included in note 14 below to show the impact of 5% movements in the Australian, New Zealand and Chilean currencies in relation to the US dollar. This sensitivity analysis incorporates the effects of the foreign currency protection program described above.

5 Coeur d'Alene has engaged in some limited forward selling of gold to be produced in 1996. See note B to Coeur d'Alene's 31 December 1994 Consolidated Financial Statements in annexure B for a description of Coeur d'Alene's policy on forward sales.

6 In determining operating cost levels used in the forecast, management took into consideration many factors, including historical operating performance, inflation and continuing cost improvements, at each of Coeur d'Alene's operating locations. A sensitivity analysis is included in note 14 below to show the impact of 3% movements in production costs.

7 Income and mining taxes for the forecast period are based on forecast earnings and the statutory tax rates as presently enacted in the geographical and tax jurisdictions that Coeur d'Alene operates. Coeur d'Alene's actual consolidated income and mining tax rate can vary significantly as a result of numerous factors, including, but not limited to, changes in the geographical mix of pretax income or loss, nondeductible expenses, and changes in the tax rules, rates and regulations of the various taxing regulatory authorities. The applicable statutory income and mining tax rates (as reduced by applicable statutory mining incentives) utilised in the forecast are as follows:

     United States  . . . . . . . . . . . . 35%
     Chile  . . . . . . . . . . . . . . . . 49%
     New Zealand  . . . . . . . . . . . . . 36%
     Australia  . . . . . . . . . . . . . . 36%

     Currently, Coeur d'Alene has sufficient net operating loss carryforwards and other tax credits to offset applicable income taxes in the US, New Zealand and Chile.

     The lower effective tax rate reflected in the forecast for the year ending 31 December 1996 is caused principally by the utilisation of certain US net operating loss carryforwards and the tax effect of accounting for the proposed acquisition under the Takeover Scheme.

8 Management assumes that Coeur d'Alene's current levels of exploration spending will continue throughout the forecast period. No benefits from this exploration have been included in the forecast.

9 Management has assumed that no dividends or cash dividends will be paid by Coeur d'Alene during the forecast period As mentioned in clause 2.7, it is the policy of Coeur d'Alene's Board of Directors to discuss and consider the declaration of an annual dividend or cash distribution at its board meeting in March in each year. Therefore a dividend has not been included in the forecasts at this time.

10 Assumptions as to short-term interest rates used for determining incremental interest income are as follows:

                                        Six Months Ended      Year Ending
                                        31 December 1995   31 December 1996
                                        ----------------   ----------------
         Short-term interest rates (US)       5.0%               5.0%

11 The excess of purchase price over the underlying book value of the Gasgoyne Shares to be acquired in the amount of US$104 million has been allocated to property, plant and equipment and deferred taxes in the amounts of US$77.8 million and US$26.2 million, respectively. Coeur d'Alene expects to allocate excess purchase price to property, plant and equipment and to the reserves portion of mineral properties. Coeur d'Alene will amortise the excess purchase price allocated to reserves on a units-of-production basis. Coeur d'Alene will amortise the excess purchase price of the properties on a units-of-production basis to the extent mineral deposits are upgraded to reserves or will expense the excess purchase price if and when and to the extent the carrying value of the other mineral deposits and mineral properties are determined to be impaired.

12 Coeur d'Alene currently is involved in several late stage exploration/development projects. Ongoing exploration, prefeasibility and feasibility study costs related to these projects are included in the forecast.

     Coeur d'Alene is actively developing the Kensington project located in the state of Alaska in the US. If Coeur d'Alene proceeds with construction of the project, approximately US$200 million will be required over a 2-year period. No provisions for construction have been made in the forecast. It is anticipated that a final production decision will be made in the third quarter of 1996 and that construction could commence in early 1997, depending on whether the Company decides to proceed.

13 Coeur d'Alene currently has outstanding long-term debt obligations of US$174.0 million. No payments of principal are due under these obligations until the year 2002. (See note H to Coeur d'Alene's 31 December 1994 Consolidated Financial Statements in annexure B for details of Coeur d'Alene's long-term debt.) Management assumes no debt repayments or additional borrowings (other than the indebtedness incurred in connection with the acquisition of the Gasgoyne Shares - see note 1 above) during the forecast period.

14   Sensitivity Analysis

     The following sensitivity analysis projects the estimated effects on results of operations and cash flows of changes in certain assumptions from those used in the preparation of the forecast. Except for the acquisition of Gasgoyne Shares, the sensitivities should not be interpreted as establishing lower and upper limits of possible outcomes.

     (Thousands  of US dollars, except per share amounts)

                              PRO FORMA NET INCOME
               NET INCOME, EARNINGS PER SHARE (EPS) AND CASH FLOW

                                                          Six Months Ended                           Year Ending
                                                          31 December 1995                         31 December 1996
                                                  ----------------------------------     ---------------------------------
                                                  Net Income       EPS    Cash Flow      Net Income       EPS    Cash Flow
                                                  ----------------------------------     ---------------------------------
  5% increase in gold price                           $3,895     $0.16    ($18,924)          $9,961     $0.41     ($2,264)
  5% decrease in gold price                           $1,013     $0.04    ($21,806)          $3,212     $0.13     ($8,098)
  5% increase in silver price                         $3,427     $0.14    ($19,392)          $9,277     $0.38     ($2,490)
  5% decrease in silver price                         $1,481     $0.06    ($21,338)          $3,894     $0.16     ($7,873)
  A$ weakens against US$ by 5%                        $2,342     $0.10    ($21,964)          $6,271     $0.26     ($5,233)
  A$ strengthens against US$ by 5%                    $2,566     $0.11    ($21,867)          $6,899     $0.29     ($5,131)
  NZ$ weakens against US$ by 5% (a)                   $2,523     $0.10    ($21,847)          $7,085     $0.29     ($4,682)
  NZ$ strengthens against US$ by 5% (a)               $2,385     $0.10    ($21,985)          $6,086     $0.25     ($5,681)
  Chilean pesos weakens against US$ by 5% (a)         $2,454     $0.10    ($21,916)          $6,783     $0.28     ($4,984)
  Chilean pesos strengthens against US$ by 5% (a)     $2,454     $0.10    ($21,916)          $6,387     $0.26     ($5,380)
  Production costs increase by 3%                     $1,189     $0.05    ($23,180)          $4,427     $0.18     ($7,341)
  Production costs decrease by 3%                     $3,718     $0.15    ($20,651)          $8,743     $0.36     ($3,024)
                                                  ------------------------------------------------------------------------

     (a) The sensitivity analysis incorporates the effect of the foreign currency protection program

15 While management has not prepared a financial forecast for the year ending 31 December 1997, management is not aware of any non-recurring items. No material change in gold or silver production is expected in that period which may have a significant effect on Coeur d'Alene's results from operations.

16 The following financial information for Gasgoyne and its subsidiaries is incorporated into the forecasts (in A$ thousands):

                                           TWELVE
                           SIX MONTHS      MONTHS
                             ENDED         ENDING
                          31 DECEMBER    31 DECEMBER
                              1995           1996
                          -----------    -----------
     Gold Sales              $14,699        $32,987
     Cost of Sales            $9,324        $18,813
     Other income             $1,483           $650
     Total other expenses     $2,128         $1,550
     Working capital
       changes                $2,255         $4,112
     Capital expenditure      $6,175         $8,704
     Other
       Financing/Investing
       activities             $2,736        ($3,500)
     Dividends paid           $1,356              -
     Income tax rate              36%            36%


     This financial information has been derived following discussions with management of Gasgoyne and is generally in line with historic results. Nothing has come to the attention of Coeur d'Alene which causes it to believe that Gasgoyne's results over the periods referred to above will be materially different to those experienced in the immediately preceding corresponding periods.

     No dividend to be paid by Gasgoyne has been provided for the year ending
     31 December 1996 (see note 9 above). In respect of the year ended 30 June 1995, Gasgoyne paid fully franked dividends of 11 cents per Gasgoyne Share.

4.5  HOW CASH CONSIDERATION TO BE PROVIDED

     The cash consideration for the acquisition of Gasgoyne Shares to which the Offers relate (including any Gasgoyne Shares issued on exercise of Gasgoyne Options) will, if all of the Offers are accepted, be not more than A$34,750,000.

     Coeur d'Alene has sufficient uncommitted liquid funds to pay the cash consideration specified above. However, it has not earmarked those funds for any particular purpose, including in connection with the Takeover Scheme.

     In addition, Coeur d'Alene has negotiated a standby loan facility with Rothschild Australia Limited ("ROTHSCHILD") as set out in a letter of offer dated 19 January 1996 ("FACILITY"). The letter of offer was accepted by Coeur d'Alene on 22 January 1996. The specific purpose of the Facility is to fund the cash consideration specified above.

     The amount available to be drawn under the Facility is sufficient to meet the cash consideration specified above. The Facility may be drawn in US$ or A$.

     The Facility is subject to the following conditions precedent:

     (a) Rothschild conducting a review, to its satisfaction, of the structure and documentation for the Takeover Scheme, including the bid timetable;

     (b) finalisation and execution of security and loan documentation to the satisfaction of Rothschild;

     (c) Rothschild being satisfied that Coeur d'Alene has complied with and will maintain all relevant governmental and statutory requirements in connection with the Facility and acquisition of Gasgoyne Shares; and

     (d) legal opinions satisfactory to Rothschild from Rothschild's and Coeur d'Alene's counsel regarding the validity and enforceability of all the relevant loan documentation.

     There is no reason currently known to Coeur d'Alene why the above conditions will not be able to be satisfied.

     The Facility contains the following covenants and special conditions:

     (a) net tangible worth of Coeur d'Alene to remain at or above US$160 million;

     (b) Coeur d'Alene's interest coverage ratio (operating profit plus interest receivable divided by interest payable) to be at or above 1.5;

     (c) current ratio (current assets divided by current liabilities) to be at or above 2.0;

     (d) funded indebtedness (excluding subordinated debentures) divided by net tangible worth not to exceed 0.5;

     (e) no material change in the nature of Coeur d'Alene's business or constituent documents, other than changes to the constituent documents necessary to obtain ASX listing;

     (f) if Coeur d'Alene acquires less than 100% of the Gasgoyne Shares, the aggregate market value of the Gasgoyne Shares owned by Coeur d'Alene and its subsidiaries must at all times exceed two times the outstanding Facility balance;

     (g) there must be no significant change in the ownership or control of Coeur d'Alene during the term of the Facility, without the approval of Rothschild;

     (h) Rothschild has indicated that the security and loan documentation for the Facility will contain standard events of default for a facility of this nature, including breach of the share value ratio specified in (f) above and if in the sole discretion of Rothschild there is a material adverse change in the financial condition of Coeur d'Alene.

     There is no reason currently known to Coeur d'Alene why the above covenants and special conditions will not be able to be satisfied, other than (g) which may be outside its control.

     The Facility also provides that if Coeur d'Alene acquires control of Gasgoyne, Coeur d'Alene will use its best endeavours to ensure that Gasgoyne does not do anything other than in the ordinary course of business and does not increase its net indebtedness (in a manner to be defined by Rothschild).

     Coeur d'Alene expects that a breach of any of the covenants and special conditions referred to above would permit Rothschild to require the Facility to be repaid either immediately or following a specified period to remedy the breach.

     At present Coeur d'Alene intends to pay the cash consideration from its own funds, but may draw down the Facility in whole or in part.

4.6  INFORMATION ABOUT COEUR D'ALENE SHARES

     Clauses 4.6, 4.7 and 4.8 set out a summary of the rights attaching to Coeur d'Alene Shares, the rights attaching to Gasgoyne Shares and Gasgoyne Options and a comparison of the rights attaching to Coeur d'Alene Shares and Gasgoyne Shares.

     Coeur d'Alene Shares

     The share consideration for the acquisition of Gasgoyne Shares to which the Offers relate (including Gasgoyne Shares issued on exercise of Gasgoyne Options) will, if all of the Offers are accepted, require the issue of not more than 4,031,000 Coeur d'Alene Shares. Coeur d'Alene Shares are shares of common stock in the capital of Coeur d'Alene. The term "common stock" is equivalent to the term "ordinary shares" as used generally in Australia.

     Coeur d'Alene is authorised to issue up to 60,000,000 Coeur d'Alene Shares, of which, at 25 January 1996, 20,464,882 shares were outstanding and 1,059,211 shares were held as treasury stock (ie, held by the Company itself), 3,880,481 shares were authorised for issuance on the conversion of Coeur d'Alene's US$100 million principal amount of outstanding 6 3/8% Debentures, 1,955,416 shares were reserved for issuance on conversion of Coeur d'Alene's US$50 million principal amount of outstanding 6% Debentures, 751,136 shares were authorised for issuance under Coeur d'Alene's Executive Compensation Program and 200,000 shares were authorised for issuance under Coeur d'Alene's Non-Employee Directors Stock Option Plan (see clause 7.4).

     The holders of Coeur d'Alene Shares are entitled to one vote for each share held on each matter submitted to a vote of shareholders, and on giving notice required by law, may cumulate their votes in elections of directors (ie, may spread votes among some candidates only - see clause 4.8). Subject to preference that may be applicable to any shares of preferred stock of Coeur d'Alene outstanding at the time, holders of Coeur d'Alene Shares are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore and, in the event of the liquidation, dissolution or winding up of Coeur d'Alene, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Coeur d'Alene Shares have no pre-emptive rights (ie, rights to purchase additional shares prior to the offering of such shares to other persons) and have no rights to convert their Coeur d'Alene Shares into any other securities.

     The Coeur d'Alene Shares to be issued are not permitted under US law to be sold in the US or to US persons for a period of 40 days commencing on the date of closing of the Offers. Refer to clause 5.3 for further information on this restriction.

     Coeur d'Alene's articles of incorporation include a "fair price" provision applicable to certain business combination transactions in which Coeur d'Alene may be involved. The provision requires that a holder of 10% or more of the outstanding Coeur d'Alene Shares ("INTERESTED STOCKHOLDER") not engage in certain specified transactions with respect to the Company (eg mergers, takeover offers, sales of assets, dissolution and liquidation) unless one of three conditions is met:

     (i) a majority of the directors who are unaffiliated with the Interested Stockholder and were directors before the Interested Stockholder became an Interested Stockholder approve the transaction;

     (ii) holders of 80% or more of the outstanding Coeur d'Alene Shares approve the transaction; or

     (iii) the shareholders are all paid a "fair price", ie generally the higher of the fair market value of the shares or the same price as the price paid to shareholders in the transaction in which the Interested Stockholder acquired its block.

     By discouraging certain types of hostile takeover bids, the fair price provision may tend to insulate current management against the possibility of removal. Coeur d'Alene is not aware of any person or entity proposing or contemplating such a transaction.

     The transfer agent and registrar for Coeur d'Alene's Shares is First Interstate Bank of Oregon, NA, Portland, Oregon. Deloitte Share Registry Services (a division of the firm of Deloitte Touche Tohmatsu) will serve as co-transfer agent with respect to Coeur d'Alene Shares issued in Australia.

     Preferred Stock

     Coeur d'Alene is authorised to issue up to 10,000,000 shares of preferred stock, none of which have been issued. The Board of Directors has the authority to determine the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and liquidation preferences, redemption prices, sinking fund terms on any series of preferred stock, the number of shares constituting any such series and the designation thereof. Holders of preferred stock have no pre-emptive rights and have no rights to convert their preferred stock into any other securities. While a series may be designated and preferred stock may be issued from time to time in the future, except upon exercise of the Rights (as described below), Coeur d'Alene has no present plans to issue any such shares.

     On 24 May 1989 the Board of Directors of Coeur d'Alene declared a dividend distribution of one Right for each issued Coeur d'Alene Share to shareholders registered at the close of business on 16 June 1989. Each Right entitles the registered holder to purchase from Coeur d'Alene one one-hundredth of a share of Series A Preferred Stock at a purchase price of US$100 in cash ("Purchase Price"), subject to adjustment. The Rights are not exercisable or detachable from the Coeur d'Alene Shares until ten days after any person or group acquires 20% or more (or commences a takeover offer for 30% or more) of Coeur d'Alene Shares. If any person or group acquires 30% or more of the Coeur d'Alene Shares on issue or acquires Coeur d'Alene in a merger or other business combination, each Right (other than those held by the acquiring person) will entitle the holder to purchase preferred stock of Coeur d'Alene or common stock of the acquiring company having a market value of approximately two times the US$100 exercise price. The Rights expire on 24 May 1999, and can be redeemed by Coeur d'Alene at any time prior to their becoming exercisable.

4.7  INFORMATION ABOUT GASGOYNE SHARES

     Holders of Gasgoyne Shares who accept an Offer will, if the Offers become unconditional, be entitled to be issued Coeur d'Alene Shares (although foreign shareholders or odd-lots may be treated in accordance with clause 12 of the Offers). Details of the rights attaching to Gasgoyne Shares and Gasgoyne Options are taken in part from the Part A Statement dated 30 August 1995 given by Gasgoyne to Pilbara Mines NL. On the basis of filings with ASX and the Commission as at the day immediately preceding the date of this Statement, there have been no changes to the rights attaching to Gasgoyne Shares or Gasgoyne Options since that date.

     RIGHTS ATTACHING TO GASGOYNE SHARES

     The following is a broad summary (though not an exhaustive or definitive statement) of the rights, privileges and restrictions which attach to existing Gasgoyne Shares.

     Voting Rights

     Subject to any rights or restrictions for the time being attached to any class or classes of shares (at present there are none), at a general meeting of Gasgoyne every member present in person or by attorney, representative or proxy has one vote on a show of hands and on a poll one vote for each fully paid share held in the capital of Gasgoyne. A member who holds an ordinary share which is not fully paid shall on a poll have such number of votes as bears the same proportion to the total of such shares registered in the member's name as the amount of the issue price thereof paid up bears to the total issue price.

     However, in the event of a breach of any escrow agreement entered into by Gasgoyne under the ASX Listing Rules in relation to any shares which are classified under the Listing Rules or by ASX as restricted securities, the member holding the shares in question shall cease to be entitled to any voting rights in respect of those shares for so long as the breach subsists.

     Dividend Rights

     Subject to the rights of holders of shares issued with any special or preferential rights (at present there are none), the profits of Gasgoyne which the directors of Gasgoyne may from time to time determine to distribute by way of dividend are divisible among the shareholders in proportion to the numbers of shares held by them respectively and are paid irrespective of the amount paid or credited as paid on those shares.

     Rights on Winding Up

     Subject to the rights of holders of shares issued on special terms and conditions (at present there are none), if Gasgoyne is wound up, the liquidator may, with the authority of a special resolution, divide among the members in kind the whole or any part of the property of Gasgoyne, and may for that purpose set such value as he or she considers fair on any property to be so divided, and may determine how the division is to be carried out as between the members or different classes of members.

     The liquidator may, with the authority of a special resolution, vest the whole or any part of any such property in trustees on such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no member is compelled to accept any shares or other securities in respect of which there is no liability.

     Subject to the rights of members (if any) entitled to shares with special rights in a winding-up, all moneys and property that are to be distributed among shareholders on a winding-up, shall be so distributed in proportion to the shares held by them respectively, irrespective of the amount paid up or credited as paid up on the shares.

     Transfer of Shares

     Subject to the articles of association of Gasgoyne, the Corporations Law, or any other laws and the Listing Rules, Gasgoyne Shares are freely transferable.

     Issue of Further Shares

     The allotment and issue of any new shares is under the control of the directors from time to time of Gasgoyne. Subject to restrictions on the allotment of shares to directors or their associates contained in the Listing Rules, the articles of association of Gasgoyne and the Corporations Law, the directors may allot or otherwise dispose of shares on such terms and conditions as they see fit.

     Classes of Shares

     If at any time the share capital of Gasgoyne is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied, whether or not Gasgoyne is being wound up, with the consent in writing of the holders of three quarters of the issued shares of that class, or if authorised by a special resolution passed at a separate meeting of the holders of the shares of the class. Any variation of rights of that type is subject to section 197 of the Corporations Law. The provisions of Gasgoyne's articles of association relating to general meetings apply so far as they are capable of application and with necessary alterations to every separate meeting of that type except that a quorum is constituted by two persons who together hold or represent by proxy one-third of the issued shares of the class.

     RIGHTS ATTACHING TO GASGOYNE UNLISTED OPTIONS

     As at 25 January 1996, Coeur d'Alene understands that Gasgoyne had on issue the following Gasgoyne Options to subscribe for Gasgoyne Shares:

                     NUMBER        EXERCISE PRICE     EXPIRY DATE
                                         A$
                    735,000             0.47            30 June 1997
                  1,990,000             1.30        22 December 1997
                    100,000             1.47           28 April 1998
                     30,000             1.45            29 June 1997
                     84,000             2.24            28 June 1997
                    100,000             1.56          10 August 1998
                    125,000             1.81       14 September 1998
                    525,000             2.08        15 December 1998
                   --------
          Total   3,689,000

     The above Gasgoyne Options were issued pursuant to Gasgoyne's Employee Option Plan. Refer to page 10 of annexure L for details of the rules of the Employee Option Plan.

     Each Option entitles the holder to apply for and be allotted one Gasgoyne Share at the relevant exercise price on the following terms and conditions:

     - The Options may be exercised by notice in writing to Gasgoyne received at any time from the date of issue to the relevant expiry date ("exercise period").

     - There are no participating rights or entitlements inherent to the option to participate in any new issue of capital which may be offered to shareholders of Gasgoyne from time to time prior to expiry date. Gasgoyne has indicated that it will ensure that during the exercise period for the purpose of determining entitlements to any such new issue, the book's closing date will be at least 12 business days after such new issue is announced. This will afford the optionholder an opportunity to exercise the option prior to the book's closing date of any such new issue.

     - The optionholder may not except with the approval of the board of directors (in its absolute discretion) sell, transfer, assign, give or otherwise dispose in equity or in law the benefit of the option.

     - A certificate will be issued for each option. On the reverse side of the certificate there will be enclosed a notice that is to be completed when exercising the option. If there is more than one option on a certificate and prior to the expiry date the option is exercised in part, Gasgoyne has indicated that it will issue another certificate for the balance of the options held and not yet exercised.

     -    The options are not listed on the official list of ASX.

     - It is a condition of each option that in the event of a reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of Gasgoyne, the number of options and the exercise price of options will be reconstructed in the same proportion as the issued capital of Gasgoyne is reconstructed and in the manner which will not result in any additional benefits being conferred on optionholders which are not conferred on shareholders, (subject to the provisions with respect to the rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) but in all other respects the terms for the exercise of options shall remain unchanged.

4.8  COMPARISON OF RIGHTS ATTACHING TO SHARES

      Gasgoyne shareholders who accept the Offer will become shareholders of an Idaho corporation and will have rights and privileges as set out in the Idaho constitution, Idaho Code and Idaho Business Corporation Act ("IDAHO CODE") and the Coeur d'Alene articles of incorporation and by-laws.

      The rights and privileges of shareholders of an Idaho corporation are comparable to those of shareholders of an Australian corporation, however, there are some material differences, some of which are summarised below.

      Quorum

      Under Gasgoyne's articles of association three shareholders present in person or by proxy, attorney or representative constitutes a quorum for a meeting.

      Under Coeur d'Alene's by-laws, holders of a majority of the outstanding shares in person or by proxy, constitutes a quorum for the transaction of business at a meeting of shareholders.

      Vote Required for Ordinary Transactions

      Under the Idaho Code and Coeur d'Alene's articles of incorporation, most matters requiring shareholder approval must be approved by the vote of holders of a majority of the outstanding shares represented in person or by proxy at the meeting and entitled to vote.

      Under Australian law, matters which are decided by a general meeting of shareholders generally require the approval of the shareholders by ordinary resolution, which is a resolution passed by the majority of shares present in person or by proxy. Some matters (such as amendments to the articles of association) require approval by special resolution, which is a resolution passed by the holders of at least 75% of the shares represented in person or by proxy, where at least 21 days of notice of the resolution has been given.

      VOTE REQUIRED FOR EXTRAORDINARY TRANSACTIONS

      As mentioned in clause 4.6 Coeur d'Alene's articles of incorporation include a "fair price" provision applicable to certain business combination transactions. Where those provisions are applicable, holders of at least 80% of the outstanding Coeur d'Alene Shares need to approve the relevant transaction. Generally, a merger or consolidation to which Coeur d'Alene is a party requires the approval of the holders of a majority of the outstanding shares of each of the corporations involved under the Idaho Code.

      Under Australian law, a merger or consolidation of Gasgoyne with another company cannot be implemented in the same way as under the Idaho Code, however, corporate combinations can be effected by a scheme of arrangement under the Corporations Law. A scheme of arrangement requires approval by majorities of 50% in number and 75% in value of all shareholders and each class of shareholders, together with court approval.

      A dissolution or a sale of substantially all of a corporation's assets requires the approval of the holders of a majority of the outstanding shares under the Idaho Code and in Australia the ASX Listing Rules require approval by ordinary resolution.

      APPOINTMENT OF DIRECTORS

      Under Gasgoyne's articles of association, directors of Gasgoyne may be appointed by ordinary resolution and must be voted on individually. In addition, the directors have the power to fill a casual vacancy or appoint additional directors up to the maximum number specified in the articles of association (currently 10).

      Under Coeur d'Alene's by-laws, at any election of Directors, every shareholder entitled to vote has the right to vote, in person or by proxy, in respect of the number of shares held for as many persons as there are Directors to be elected, or to cumulate votes by giving either one candidate the number of votes multiplied by the number of candidates, or by distributing those votes on the same principle among any number of candidates. This is common to US corporations and is referred to as "cumulative voting".

      TRANSACTIONS INVOLVING RELATED PARTIES

      The Corporations Law also prohibits a public company or an entity controlled by it from giving any type of financial benefit to a "related party" (including parent companies, controlling entities, directors and their families, and entities which they control) unless the financial benefit:

      (i)   constitutes reasonable remuneration to an officer;

      (ii)  is an advance of less than $2,000;

      (iii) is given between wholly owned entities;

      (iv)  is given on arm's length terms or pursuant to a court order;

      (v) constitutes a benefit given to shareholders in their capacity as shareholders and does not discriminate unfairly between shareholders (eg a dividend); or

      (vi)  is approved by a general meeting of shareholders.

      The Idaho Code has no equivalent provisions. The Code however provides that certain contracts or transactions between a corporation and one or more of its directors or related entities will not be void or voidable because of a financial interest where, amongst other things, it is approved by shareholders. The Idaho Code does require that the issuance of stock options to, or adoption of a stock option plan providing for the issuance of options to, directors or officers must be approved by the holders of at least two-thirds of the outstanding shares. Furthermore, the NYSE listing rules require shareholder approval for certain transactions in which directors or officers, or their affiliates, have an interest. In addition, the ASX Listing Rules contain restrictions on certain transactions involving certain related parties, substantial shareholders and associates which currently apply to Gasgoyne and may apply to Coeur d'Alene, if ASX approves it for listing and those provisions are not waived.

      As noted in clause 4.6, the Coeur d'Alene articles of incorporation contain a "fair price" provision which will apply to business combinations between Coeur d'Alene and "Interested Stockholders" as referred to in that clause.

      DISSENTERS' APPRAISAL RIGHTS

      The Idaho Code generally entitles a shareholder voting against the following corporate actions to exercise dissenters' appraisal rights if the shareholder complies with certain procedural requirements:

      (i) a plan of merger or consolidation to which the corporation is a party;

      (ii) a sale, lease, exchange or other disposition of all or substantially all of the property and assets of the corporation not made in the usual or regular course of its business, including a sale of dissolution;

      (iii) any plan of exchange to which the corporation is a party which provides for the acquisition of the corporation's shares; and

      (iv) an amendment to the articles of incorporation which materially and adversely affects the rights of the shares as to certain specified matters.

      Limitation of Director Liability

      The Corporations Law provides that a company or related body corporate must not indemnify a person who is or has been an officer (including a director) or auditor against a liability incurred in that capacity, or exempt such a person from such a liability. However, a person may be indemnified:

      (i) against a liability (other than to the company) unless the liability arises out of conduct involving a lack of good faith; or

      (ii) against a liability for costs and expenses incurred in defending civil or criminal proceedings where judgment is given in favour of the person, the person is acquitted or the court grants relief to the person under the Corporations Law.

      Gasgoyne's articles of association provide broad rights of indemnification to the extent permitted under the Corporations Law, for officers (including directors), employees and auditors.

      The Coeur d'Alene articles of incorporation contain a provision, permitted by the Idaho Code, limiting the personal liability of Directors for breach of fiduciary duties provided the breach does not involve:

      (a) any breach of the Director's duty of loyalty to Coeur d'Alene or its shareholders;

      (b) acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

      (c) any transaction from which the director derived an improper personal benefit; or

      (d) certain declarations of dividends, distributions of assets or repurchases of the corporation's shares in violation of the Idaho Code.


      Under Coeur d'Alene's by-laws, Coeur d'Alene must indemnify Directors and officers to the fullest extent permitted by law. This is not exclusive of any right which may exist under any by-law, agreement, vote of shareholders or disinterested Directors, or otherwise.

      Distributions and Dividends

      Under the Corporations Law, a corporation may only pay dividends out of profits, as determined under Australian law, or, in certain instances, out of the share premium account.

      Under the Idaho Code, a corporation may pay dividends in cash or its own shares except when the corporation is insolvent or when the payment would render the corporation insolvent. Generally, cash dividends may be paid only out of the unreserved and unrestricted earned surplus of the corporation. In addition, a corporation generally may make cash distributions to its shareholders out of capital surplus of the corporation; provided, however, that no such distribution may be made when the corporation is insolvent or when the distribution would render the corporation insolvent.

      Buy-Backs

      Under Coeur d'Alene's articles of incorporation the Directors have a wide power to repurchase shares.

      In general terms the Corporations Law permits buy-backs in more limited circumstances. In particular, buy-backs can be made without shareholders approval if:

      (a) all ordinary shareholders have a reasonable opportunity to accept the offer ("equal access buy-back"); and

      (b) less than 10% of voting shares are bought back during a 12 month period.

      Equal access buy-backs of more than 10% of voting shares in a 12 month period require approval by an ordinary resolution of shareholders.

      Buy-backs which favour some shareholders over others ("selective buy-backs") require approval by a special resolution of shareholders.

      The Corporations Law also permits, in certain circumstances, odd-lot, employee and on market buy-backs without shareholder approval.

4.9  GENERAL AUSTRALIAN TAXATION CONSIDERATIONS

     The following opinions are not exhaustive of all possible Australian income tax considerations that could apply to particular shareholders. In particular, the summary does not address all tax considerations applicable to shareholders that may be subject to special tax rules, such as banks, insurance companies, tax exempt organisations, superannuation funds or dealers in securities.

     EACH GASGOYNE SHAREHOLDER IS ADVISED TO CONSULT WITH THE SHAREHOLDER'S OWN TAX ADVISER REGARDING THE CONSEQUENCES OF ACQUIRING, HOLDING OR DISPOSING OF GASGOYNE SHARES OR COEUR D'ALENE SHARES IN LIGHT OF CURRENT TAX LAWS AND THE SHAREHOLDER'S PARTICULAR INVESTMENT CIRCUMSTANCES.

     The following is the opinion of Mallesons Stephen Jaques of Sydney, Australia, Australian solicitors to Coeur d'Alene, as to the principal Australian income tax consequences generally applicable to a Gasgoyne shareholder who disposes of Gasgoyne Shares under the Offer. The opinion reflects Mallesons Stephen Jaques' interpretation of the current provisions of the Australian Income Tax Assessment Act 1936 (the "Act") and the regulations made under it, the convention between the Government of Australia and the Government of the United States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes and Income (the "Australia/United States Tax Treaty"), taking into account currently proposed amendments and Mallesons Stephen Jaques' understanding of the current administrative practices of the Australian Taxation Office. The opinion does not otherwise take into account or anticipate changes in the law, whether by way of judicial decision or legislative action, nor does it take into account tax legislation of other countries.

     Australian Resident Shareholders

     The Australian tax consequences for holders of Gasgoyne Shares, who are residents of Australia for tax purposes, are as follows:

     (i)  Disposal of Gasgoyne Shares

          The sale of Gasgoyne Shares pursuant to acceptance of the Offer will generally result in a disposal of Gasgoyne Shares for capital gains tax purposes. A taxable capital gain would arise if the Gasgoyne Shares are disposed of at a price in excess of their indexed cost base. In this regard, the price received for the Gasgoyne Shares disposed of is the sum of the market value of the Coeur d'Alene Shares received under the Offer, calculated at the time the Offer is accepted, plus the cash received under the Offer. If the Gasgoyne Shares have been held for more than 12 months, the indexed cost base will include an adjustment for inflation over the period for which the Gasgoyne Shares have been held and hence any taxable capital gain would be reduced by that amount as well as the cost base.

          Shareholders in Gasgoyne who dispose of their Gasgoyne Shares should incur a capital loss if the cost of the Gasgoyne Shares disposed of was greater than the sum of the market value of the Coeur d'Alene Shares received and the cash received under the Offer. A capital loss may be offset against taxable capital gains arising in the current or future years of income. A capital loss cannot be offset against ordinary income or carried back to offset taxable capital gains arising in earlier years.

          Profits realised by certain categories of shareholders, such as sharetraders, banks and insurance companies, may be taxed as ordinary income without any adjustment for inflation.

     (ii) Coeur d'Alene Shares held by Australian Residents

          Dividends paid on Coeur d'Alene Shares would generally be subject to US withholding tax at the rate of 15%. This tax would be deducted by Coeur d'Alene when the dividend is paid.

          Generally, such dividends would also be subject to Australian income tax. The entire amount of the dividend would be taxable including the amount representing US withholding tax. The Australian tax payable on such dividends would generally be reduced by the lesser of the amount of any US tax withheld and the Australian tax attributable to the dividends received.

          Dividends paid by Coeur d'Alene cannot be franked for Australian purposes and a shareholder will not be entitled to franking credit rebates.

          Dividends paid by Coeur d'Alene will not qualify for the inter-corporate dividend rebate.

          Dividends may be exempt from Australian tax if paid to an Australian resident company on Coeur d'Alene Shares which confer a voting interest of greater than 10%.

          Because Coeur d'Alene Shares are listed on New York Stock Exchange and Pacific Stock Exchange, the rules relating to the taxation of foreign investment funds do not currently apply to investors who hold Coeur d'Alene Shares in respect of those shares.

     (iii) Subsequent Sale of Coeur d'Alene Shares

          Gain or loss from the sale or other disposal of Coeur d'Alene Shares will generally be subject to the same tax rules as those referred to at item (i) above.

          If Coeur d'Alene Shares are granted official quotation on ASX, the sale of Coeur d'Alene Shares on ASX will generally be subject to share transfer duty at the rate of 0.3% (half of which is borne by both buyer and seller). The transfer of Coeur d'Alene Shares on a branch register of Coeur d'Alene in Australia (other than pursuant to a sale on ASX) generally will be subject to share transfer duty at the rate of 0.3% if Coeur d'Alene Shares are granted official quotation on ASX and 0.6% if not (in each case borne wholly by the buyer generally).

     Non-Australian Resident Shareholders

     The Australian tax consequences for holders of Gasgoyne Shares, who are not Australian residents for tax purposes, are as follows:

     (i)  Disposal of Gasgoyne Shares

          Generally, if the Gasgoyne Shares held by a shareholder (plus any Gasgoyne Shares held by an "associate" for the purposes of the Act) during the five years preceding the sale of such shares pursuant to the Offer represent less than 10% of the issued shares in Gasgoyne, their sale pursuant to the Offer will not give rise to any liability under the Australian capital gains tax provisions in the Act.

          Profits realised by certain categories of shareholders, such as sharetraders, banks and insurance companies, may be taxed in Australia as ordinary income depending on whether or not those profits have an Australian source. Determining the source of income is a factual matter which depends on all the surrounding circumstances. However, if the shareholder is resident in a country with which Australia has a double tax treaty, it is possible that the terms of the particular treaty could deem any profit arising on the acceptance of the Offer to have an Australian source. For example that may be likely under the Australia/United States Tax Treaty because the assets of Gasgoyne consist wholly or principally of real property (including leaseholder interests in land and rights to exploit or explore for natural resources) situated in Australia.

     (ii) Dividends

          Any dividend paid by Coeur d'Alene to a non-Australian resident shareholder will generally not be taxable in Australia.

     (iii) Subsequent Sale of Coeur d'Alene Shares

          Gain or loss from the sale or other disposal of Coeur d'Alene Shares by a non-Australian resident shareholder will generally not be subject to Australian tax.

          If Coeur d'Alene Shares are granted official quotation on ASX, the sale of Coeur d'Alene Shares on ASX in Australia will generally be subject to share transfer duty at the rate of 0.3% (half of which is borne by both buyer and seller). The transfer of Coeur d'Alene Shares on a branch register of Coeur d'Alene in Australia (other than pursuant to a sale on ASX) generally will be subject to share transfer duty at the rate of 0.3% if Coeur d'Alene Shares are granted official quotation on ASX and 0.6% if not (in each case borne wholly by the buyer generally).

     General

     In all cases, regard should be given to the foreign consequences (if any) of disposal of Gasgoyne Shares and the acquisition of and possible subsequent disposal of Coeur d'Alene Shares.

     Gasgoyne shareholders and optionholders are advised to contact a suitably qualified taxation expert if in doubt as to the tax consequences of accepting the Offer.

5    INTERESTS IN COEUR D'ALENE AND GASGOYNE SHARES

5.1  SHARES TO WHICH COEUR D'ALENE IS ENTITLED IN GASGOYNE

     Coeur d'Alene is at the date of this Statement entitled to 10,621,300 Gasgoyne Shares. This entitlement arises as follows:

     - On 31 August 1995, Callahan Mining Corporation, a wholly owned US subsidiary of Coeur d'Alene, acquired 10,000 Gasgoyne Shares on-market at $1.90 per share. Coeur d'Alene and Callahan Mining Corporation are related bodies corporate and therefore Coeur d'Alene is entitled to the shares held by Callahan.

     - On 20 December 1995, Coeur d'Alene entered into a call option agreement with Ioma Pty Limited under which Ioma Pty Limited granted to Coeur d'Alene an option to purchase 10,611,300 Gasgoyne Shares for $60 plus 7 Coeur d'Alene Shares for each 100 Gasgoyne Shares (ie the same consideration as under the Offers). Ioma Pty Limited was, and is at the date of this Statement, the largest shareholder of Gasgoyne and is a company controlled by two directors of Gasgoyne, PG and RW Crabb. The call option agreement automatically terminates if Ioma Pty Limited accepts, in respect of all of the Gasgoyne Shares covered by the agreement, a takeover offer made by Coeur d'Alene prior to the option being exercised. The option can only be exercised if a takeover offer is made by Coeur d'Alene under which the consideration offered is not substantially less favourable than under the call option agreement and foreign investment approval is obtained.

     Except for the Gasgoyne Shares described in clause 5.1, Coeur d'Alene is not at the date of this Statement entitled to any other marketable securities of Gasgoyne, including Gasgoyne Options.

     There have been no acquisitions or disposals of Gasgoyne Shares or Gasgoyne Options by Coeur d'Alene, or any of its associates, in the 4 months ending on the day immediately before the day on which this Statement was lodged with the Commission for registration except as set out in clause 5.1.

5.2  ACQUISITIONS/DISPOSALS IN SHARES OF COEUR D'ALENE

     There have been no acquisitions or disposals of shares in Coeur d'Alene by any person included in, or any associate of it, in the 4 months ending on the day immediately before the day on which this Statement was lodged with the Commission for registration except as follows:

     The following officers of Coeur d'Alene or its subsidiaries were granted stock options on 5 December, 1995 pursuant to the Coeur d'Alene Executive Compensation Program (see clause 7.4):


                                                                 US$
                                                NUMBER       EXERCISE
                                                  OF        PRICE PER
         NAME                 POSITION(1)       SHARES       SHARE (2)
     ----------------       --------------     --------     ----------
     Dennis E Wheeler       Chairman,           37,114          18.00
                            President and
                            Chief Executive
                            Officer

     Michael L Clark        Senior Vice         17,280          18.00
                            President and
                            Chief Operating
                            Officer

     Michael C Tippett      Senior Vice         13,953          18.00
                            President
                            Exploration
                            and New
                            Business
                            Development

     James A Sabala         Senior Vice         10,844          18.00
                            President and
                            Chief Financial
                            Officer

     William F Boyd         Corporate            8,989          18.00
                            Counsel and
                            Secretary

     Robert Martinez        Vice President       3,402          18.00
                            and General
                            Manager of
                            Coeur Rochester,
                            Inc.

     Tom T Angelos          Controller           1,841          18.00


     (1) All of the positions listed above are positions with Coeur d'Alene unless otherwise indicated.

     (2) The exercise price of the above options is equal to the average of the high and low sale prices of the Coeur d'Alene Shares on the date of grant on the New York Stock Exchange. The options become exercisable cumulatively to the extent of 25% after the first, second, third and fourth anniversaries of the date of grant and expire ten years after the date of the grant.

5.3  TRADING IN COEUR D'ALENE SHARES

     Coeur d'Alene has not registered the Coeur d'Alene Shares being offered in the Offer under the US Securities Act 1933 ("SECURITIES ACT") and, consequently, the Shares may not be offered or sold by former Gasgoyne shareholders to "US persons" (as defined in Regulation S under the Securities Act) or in the USA unless the securities are registered under the Securities Act or an exemption from such registration requirement is available.

     Pursuant to Rule 903(c)(2) of Regulation S made under the Securities Act, the Coeur d'Alene Shares issued to Gasgoyne shareholders may not be offered or sold to a US person prior to the expiration of a 40-day restricted period commencing on the date of closing of the Offers. Following the expiration of the 40-day restricted period, former Gasgoyne shareholders will be able to sell their Coeur d'Alene Shares to US persons in reliance upon the exemption from registration provided by section 4(1) of the Securities Act for a person that is neither an issuer, underwriter or dealer. That 40-day restricted period requirement also applies to former Gasgoyne shareholders that became "affiliates" of Coeur d'Alene (ie an officer, director or 10% shareholder of Coeur d'Alene). Such a person will be required to conform his or her US resales of Coeur d'Alene Shares to Rule 144 under the Securities Act. Under that rule, an affiliate may not sell during any three-month period more than the greater of (i) 1% of the Coeur d'Alene Shares on issue or (ii) the average weekly volume of trading in the shares during the preceding four calendar weeks on the New York and Pacific Stock Exchanges.

5.4  PROPOSED ACQUISITION BY COEUR D'ALENE OF OTHER SHARES, OPTIONS OR NOTES

     Coeur d'Alene has not sent, nor does it propose to send, while the Offers remain open, offers or invitations relating to the acquisition of shares in Gasgoyne (whether voting shares or not) of a different class from the Gasgoyne Shares or relating to the acquisition of renounceable options or convertible notes granted or issued by Gasgoyne.

     To the best of the knowledge of Coeur d'Alene, Gasgoyne had on issue on 25 January 1996 3,689,000 options to subscribe for Gasgoyne Shares. Those options have been issued to directors and employees of Gasgoyne and are non-renounceable. As mentioned in clause 6.6(b), the Commission has granted an exemption to enable Coeur d'Alene to acquire Gasgoyne Shares issued on exercise of any of those options.

6    LEGAL MATTERS

6.1  NO PRE-EMPTION CLAUSES IN GASGOYNE'S CONSTITUTION

     There is no restriction on the right to transfer Gasgoyne Shares to which the Offers relate contained in the constitution of Gasgoyne that has the effect of requiring the holders of Gasgoyne Shares, before transferring them, to offer them for purchase to members of Gasgoyne or to any other person.

6.2  NO BENEFITS TO OFFICERS OF GASGOYNE

     Coeur d'Alene does not propose in connection with the Offers that:

     (a) a prescribed benefit (other than an excluded benefit) will or may be given to a person in connection with the retirement of a person from a prescribed office in relation to Gasgoyne; or

     (b) a prescribed benefit will or may be given to a prescribed person in relation to Gasgoyne in connection with the transfer of the whole or any part of the undertaking or property of Gasgoyne.

6.3  NO AGREEMENTS WITH DIRECTORS OF GASGOYNE

     There is no agreement made between Coeur d'Alene and any of the directors of Gasgoyne in connection with or conditional upon the outcome of the Offers.

     However, as mentioned in clause 5.1, Coeur d'Alene has entered into a call option agreement with Ioma Pty Limited, a company associated with two directors of Gasgoyne, PG and RW Crabb, under which 10,611,300 Gasgoyne Shares held by Ioma Pty Limited may be acquired by Coeur d'Alene for $60 plus 7 Coeur d'Alene Shares per 100 Gasgoyne Shares (the same consideration as under the Takeover Scheme).

     Also, Coeur d'Alene's present intention is to invite Mr Brian Hurley to remain as Chairman of the board of directors, and Mr Philip Crabb to remain as a director of Gasgoyne following successful conclusion of the Takeover Scheme (see clause 4.2).

6.4  NO AGREEMENT AS TO TRANSFER OF SHARES BY COEUR D'ALENE

     There is no agreement whereby any Gasgoyne Shares acquired by Coeur d'Alene pursuant to the Offers by Coeur d'Alene will or may be transferred to any other person, except that, in accordance with ordinary banking practice in connection with any security granted under a facility, Rothschild as mortgagee may be entitled to take a transfer of Gasgoyne Shares under the facility referred to in clause 4.5. Coeur d'Alene understands that Rothschild does not hold any Gasgoyne Shares nor are any Gasgoyne Shares held on Rothschild's behalf.

6.5  ESCALATION CLAUSES

     There is no agreement for the acquisition of Gasgoyne Shares by Coeur d'Alene or by an associate, being an agreement under which the person, or either or any of the persons, from whom the Gasgoyne Shares have been or are to be acquired or an associate of that person or of either or any of those persons may, at any time after an Offer is sent, become entitled to any benefit, whether by way of receiving an increased price for those Gasgoyne Shares or by payment of cash or otherwise, that is related to, dependent on, or calculated in any way by reference to, the consideration payable for Gasgoyne Shares acquired after the agreement was entered into.

6.6  RELIEF UNDER THE CORPORATIONS LAW

     The Commission on 24 January 1996 made the following declarations under section 728 and 730 of the Corporations Law, that the Corporations Law in its application to the Takeover Scheme be varied:

     (a) to permit the payment of cash only to foreign shareholders of Gasgoyne Shares and holders of Gasgoyne Shares who would, as a result of acceptance of the Offers, hold less than a marketable parcel of shares;

     (b) to permit offers to be made in respect of Gasgoyne Shares issued as a result of the exercise of any Gasgoyne Options during the offer period which were capable of being exercised on or before the date of despatch of the Offers;

     (c) to permit the execution of documents in relation to the Takeover Scheme by agents of directors of Coeur d'Alene.

     See annexure J for copies of the relevant instruments from the Commission.

7    OTHER MATTERS

7.1  OTHER MATERIAL INFORMATION

     There is no other information material to the making of a decision by an offeree whether or not to accept an Offer, being information that is within the knowledge of Coeur d'Alene and has not previously been disclosed to the holders of Gasgoyne Shares except as follows:

     Announcements to ASX

     -    On 4 July 1995, Gasgoyne announced to ASX that:

          "The Participants in the Yilgarn Star Production Joint Venture, being Gasgoyne Gold Mines NL ("GGM"), Orion Resources NL ("ORR") and Gemini Mining Pty Ltd ("GEMINI") were recently served with a writ issued by Boral out of the Supreme Court of Western Australia claiming damages for alleged breach of contract in the sum of $4,991,832.03, together with interest and costs.

          GGM, ORR and Gemini ("Yilgarn Star Participants") intend to vigorously defend the action by Boral. Based upon advice received by the solicitors and Counsel engaged to review Boral's claims, it is the view of the Yilgarn Star Participants that Boral's claims have no foundation and that the Yilgarn Star Participants have no liability whatsoever to Boral."

          No provision is made in Gasgoyne's accounts for this litigation.

     - On 10 August 1995, Gasgoyne declared a fully franked dividend of 6 cents per Gasgoyne Share. The dividend was payable on 1 November 1995 with books closing to determine entitlements to the dividend on 25 October 1995.

     - On 13 September 1995 Gasgoyne lodged its Proforma Preliminary Final Statement for the financial year ended 30 June 1995.

     -    On 13 September 1995, Gasgoyne announced that:

          "In accordance with the terms of the Masmindo Option Agreement, Gasgoyne and its joint venture partner, Lone Star Exploration NL ("LONE STAR") have now given notice of exercise of the Option and the first payment of US$1 million has been paid.

          As a result of the above and other transactions as approved by the shareholders of Lone Star on 25 August 1995, the beneficial holding in the Awak Mas Gold Project is as follows:

                Gasgoyne Gold Mines NL        45
                Lone Star Exploration NL      45
                PT Asminco Bara Utama         10
                                            ----
                TOTAL                        100%
                                            =====

          The balance of the consideration for the Masmindo Option Agreement (US$3 million) will be paid in accordance with the terms of the Option Agreement, being US$1 million on 15 September 1996 and US$2 million on 15 September 1997. These payments will be accelerated should the project proceed to production prior to that date".

     - On 13 November 1995, Gasgoyne announced to ASX a proposal to upgrade the Star Mill. JR Engineering was commissioned to undertake a preliminary plant upgrade investigation of the Star Mill to 1.0 million tonnes per annum from the current 760,000 tonnes per annum capacity. The total cost of the upgrade is estimated at $5 million.

     - On 18 December 1995, Gasgoyne lodged with ASX a prospectus offering 525,000 free options to directors and offering shares in Gasgoyne to vendors of mining tenements. In consideration of this issue of shares, Gasgoyne acquired:

          (i)   a 100% legal and beneficial interest in the Blackstone Licences;

          (ii) the 10% legal and beneficial interest of William Robert Richmond in Wilga Well (West) Exploration Licence; and

          (iii) the 10% joint legal and beneficial interest of Brian Dudley Richardson, John Sautul and Andrew Huxtable in the Wilga Well
                (West) Exploration Licence and the Wilga Well Exploration
                Licence.

     -    On 11 January 1996 Gasgoyne announced to ASX that:

               "The Directors of Gasgoyne Gold Mines NL are pleased to advise that following a 23,473 metre drilling programme conducted at Awak Mas by Joint Venture Partners Gasgoyne Gold Mines NL (45%), Lone Star Exploration NL (45%) and PT Asminco Bara Utama (10%) throughout 1995 it has been possible to update the total estimated resource for the Awak Mas Gold Project.

               Total In-Situ Resources (in all categories) at a 0.7 g/tonne gold cut off have increased by 147% from 829,000 ounces as reported in December 1994 to 2,048,000 ounces as at 31 December 1995.

                RESOURCE STATEMENT: AWAK MAS PROJECT - DECEMBER
                                     1995*

           cut off                1.0 g/tonne Gold                       0.7 g/tonne Gold
           --------        --------------------------------      ---------------------------------
           CATEGORY        TONNES        GRADE       OUNCES      TONNES       GRADE         OUNCES
                            (Mt)       (g/t gold)     (oz)        (Mt)      (g/t gold)       (oz)
          ----------------------------------------------------------------------------------------
          INDICATED         15.1         2.07       1,005,000     21.0         1.65      1,113,000
          ----------------------------------------------------------------------------------------
           INFERRED         12.7         1.95         799,000     19.4         1.50        935,000
          ----------------------------------------------------------------------------------------
            TOTAL           27.8         2.02       1,804,000     40.4         1.58      2,048,000
          ----------------------------------------------------------------------------------------

          * This resource was calculated by Resource Service Group Pty Ltd using the Geostatistical Technique of Indicator Kriging. The stated Resource is the estimate based on complete selectivity using a 2.5 metre bench composite sample support and represents the in-situ, undiluted resource.

          *      Tonnes rounded to the nearest 100,000

          *      Ounces rounded to the nearest 1,000


               At a 1.0 g/tonne gold cut off, the resources has increased from 660,000 ounces to 1,804,000 ounces. An increase of 173%.

               The increase in Mineral Resources has occurred by in-fill drilling within the Rante and Lematik Domains previously identified and expanding the boundaries of the mineralisation in all areas and all directions.

               As at 31 December 1995, the mineralisation is open generally in all directions. The partners intend to continue drilling throughout the first half of 1996 and have planned a further drilling programme of greater than 20,000 metres with a view to extending the mineralisation boundaries to the west and south of Lematik and further drilling in Ongan to the north, and Mapacing to the west. Centrally, the Tanjung Domain that lies between Rante and Lematik will be in-filled to better define the resource in that area. To date only fifty percent of the identified gold in soil anomaly has been systematically drilled and has been included in the resource statement. Potential for further resource upgrade exists in the western half of the anomaly."

     - On 17 January 1996 Sons of Gwalia Ltd ("SOG") and Burmine Limited ("BURMINE") made a joint announcement to ASX that:

          * SOG and Burmine would merge by way of a scheme of arrangement, with SOG to issue one share for every two Burmine shares;

          * SOG agreed to take a placement of 10% of Burmine's issued capital, at a price of $3.50 per Burmine share; and

          * SOG, in agreement with Burmine, would bid for Gasgoyne, with SOG issuing one share for every three Gasgoyne shares.

     Substantial Shareholders

     - As set out in the 1995 annual report of Gasgoyne, the substantial shareholders of Gasgoyne as at 18 September 1995 were as follows:

                                                  NUMBER OF
                                                   SHARES          % HELD
                                                ------------      --------
                     Ioma Pty Limited and         13,839,682       29.53
                       Associates*
                     ANZ Nominees Limited          3,822,173        8.15
                     Pendal Nominees Pty Ltd       2,762,546        5.89

          * Associates represent R J Dunn, S A Dunn, P G Crabb, R W Crabb, Gemini Mining Pty Limited and Barcfin Pty Limited.

     - Since this date, substantial shareholder notices have been lodged reflecting the following changes:

          * On 12 December 1995, Bankers Trust Australia Limited ("BANKERS TRUST") lodged a Notice of Change of Interest of Substantial Shareholder. The notice stated that Bankers Trust held relevant interests in 3,299,566 fully paid ordinary Gasgoyne Shares, which represents 6.22% of the total number of Gasgoyne Shares. On 11 January 1996, Bankers Trust lodged a Notice of Person Ceasing to be a Substantial Shareholder.

          * On 20 December 1995, Ioma Pty Limited ("IOMA") lodged a Notice of Change of Interest of Substantial Shareholders. The notice stated that Ioma and its associates held relevant interests in 14,543,792 Gasgoyne Shares, which represents 27.27% of the total number of Gasgoyne Shares.

          * On 5 January 1996, Mercury Asset Management plc ("MERCURY") lodged a Notice of Change of Interest of Substantial Shareholder. The notice stated that Mercury held relevant interests in 7,784,577 Gasgoyne Shares, which represents 14.60% of the total number of Gasgoyne Shares.

          * On 9 January 1996, Burmine Limited ("BURMINE") lodged a Notice of Interest of Substantial Shareholder. The notice stated that Burmine held relevant interests in 4,923,709 Gasgoyne shares, which represents 9.23% of the total number of Gasgoyne shares.


     Redemption of Debentures by Coeur d'Alene

     - On 19 December 1995, Coeur d'Alene made the following press release in relation to completion of an underwritten call for redemption of its 7% Debentures (which were converted into Coeur d'Alene Shares):

               "Coeur d'Alene Mines Corporation (NYSE:CDE) announced that it has completed the underwritten call for redemption of its $75 million principal amount of 7% convertible subordinated debentures due 2002, with the entire debenture indebtedness converted into equity.

               Prior to December 15, 1995, the holders of $74,649,000 principal amount of the debentures had converted the debentures into a total of approximately 4,844,000 shares of Coeur common stock. Converting Debentureholders received approximately 64.9 shares of Common Stock for each of $1,000 principal amount, with cash paid in lieu of any fractional shares. The balance of $351,000 principal amount of the Debentures was redeemed by Coeur on December 15, 1995 at a price of $1,070 for each of $1,000 principal amount of Debentures.

               Pursuant to a standby agreement with UBS Securities Inc., that firm purchased from Coeur on December 19, 1995 a total of approximately 20,000 shares of Common Stock of the Corporation, representing the number of shares of Common Stock that would have been issued upon conversion of those Debentures that were not surrendered for conversion. As a result of that standby arrangement, the entire principal amount of the outstanding debenture indebtedness was converted into equity.

               Coeur issued a total of approximately 4,864,000 new shares of Common Stock in connection with the Debenture conversions and standby arrangement, increasing its total shares of outstanding Common Stock to approximately 20.5 million shares.

               Coeur is an international gold and silver mining company with operating mines in Nevada, New Zealand and Chile."

          All amounts referred to above are in US dollars.

     Awak Mas Feasibility Study

     - Under the contract of works between the Indonesian Government and the joint venture parties involved in the Awak Mas joint venture project, a feasibility study was required to be completed by 24 October 1995. That feasibility study has not been completed. While under certain circumstances the Indonesian Government may have the right to terminate the contract of works, no such notice has been given. It is Coeur d'Alene's understanding that it is unlikely the Indonesian Government would take such steps while the joint venture parties are actively involved in exploration and other activities involving the expenditure of development funds. In any event, the Indonesian Government is required to give notice of any default, and a period of up to 180 days to remedy the default, before it is able to terminate the contract of works.

          In its 1995 annual report Gasgoyne advised that its preliminary estimate of the capital cost of the Awak Mas project was US$35 million. Coeur d'Alene understands that this does not include the estimated costs of the mining fleet or power station. Until completion of the final feasibility study, a final estimated cost of the project will not be known. However, it is Coeur d'Alene's belief that the final capital cost may substantially exceed Gasgoyne's estimate. Because of the need to complete the feasibility study, related work and construction time, Coeur d'Alene believes that production at Awak Mas is unlikely to commence prior to 1998.

     Star Mill Environmental Reclamation

     - Milling operations for the Yilgarn Star joint venture, in which Gasgoyne has a 50% interest, are conducted at the Star Mill (formerly known as Great Victoria Gold Mines milling facility). Coeur d'Alene believes that environmental reclamation of the tailings storage facility stockpiles at that mill may cost between $1.78 million and $4.42 million. Gasgoyne has not made a provision for its share of any reclamation expenses in respect of that site other than the provision of bonds to the Minister of Mines, totalling $205,000 in respect of its share of such reclamation expenses.

     Foreign Investment Approval

     - Coeur d'Alene has despatched a notification to the Takeover Scheme, and the call option agreement referred to in clause 5.1, to the Treasurer in accordance with the requirements of the Foreign Acquisitions and Takeovers Act 1975 (Clth).

7.2 TRADING HISTORY AND ALTERATIONS TO CAPITAL STRUCTURE DURING PREVIOUS FIVE YEARS

     Coeur d'Alene Shares currently trade on the New York Stock Exchange ("NYSE") and Pacific Stock Exchange.

     On 25 January 1996, the latest available recorded sale price of Coeur d'Alene Shares on the NYSE on the date on which this Statement was lodged for registration was US$21.375.

     During the 3 months ending on the day immediately before the date on which this Statement was lodged with the Commission for registration:

     - the highest recorded sale price of Coeur d'Alene Shares on the NYSE was US$21.625 on 25 January 1996; and

     - the lowest recorded sale price of Coeur d'Alene Shares on the NYSE was US$16.625 on each of 27 October 1995, 30 October 1995, 1 November 1995 and 28 December 1995.

     The last recorded sale price of Coeur d'Alene Shares on the NYSE on 20 December 1995 (the last trading day before the public announcement of the Offers) was US$18.125.

     Coeur d'Alene Shares are also listed on Pacific Stock Exchange (based in San Francisco, California). The number of recorded dealings in Coeur d'Alene Shares on that securities exchange in the 3 months ending on the day immediately before the day on which this Statement was served on Gasgoyne was significantly lower than on NYSE.

     As mentioned in clause 2.1, Coeur d'Alene intends to seek official quotation of Coeur d'Alene Shares on ASX. As at the date this Statement was lodged for registration, no sale of Coeur d'Alene Shares has taken place on ASX.

     The following table sets out the high and low closing sales prices of the Coeur d'Alene Shares for the periods indicated, as reported by the NYSE Composite Tape.

     --------------------------------------------------------
                                     High           Low
                                            (US$)
     --------------------------------------------------------
     1995
          First Quarter               $18.500        $14.750
          Second Quarter               21.500         17.500
          Third Quarter                20.875         17.250
          Fourth Quarter               20.875         16.625

     --------------------------------------------------------
     1994
          First Quarter               $23.000        $18.375
          Second Quarter               21.750         16.625
          Third Quarter                22.125         17.500
          Fourth Quarter               21.375         14.750

     --------------------------------------------------------
     1993
          First Quarter               $16.000        $10.000
          Second Quarter               21.000         15.375
          Third Quarter                23.750         15.750
          Fourth Quarter               22.000         17.500

     --------------------------------------------------------
     1992
          First Quarter               $16.625        $14.000
          Second Quarter               18.375         13.875
          Third Quarter                17.625         14.875
          Fourth Quarter               15.250         11.000

     --------------------------------------------------------
     1991
          First Quarter               $19.375        $14.000
          Second Quarter               22.250         17.500
          Third Quarter                22.875         15.750
          Fourth Quarter               16.625         13.375
     --------------------------------------------------------


     Coeur d'Alene paid per share cash distributions or dividends of US15c. on each Coeur d'Alene Share on each of 21 April 1995, 15 April 1994, 16 April 1993 and 15 April 1992; US12c. on 12 April 1991 and US11c. on each of 20 April 1990 and 21 April 1989. Future distributions or dividends on the Coeur d'Alene Shares, if any, will be determined by Coeur d'Alene's Board of Directors and will depend primarily on Coeur d'Alene's results of operations, financial condition and capital requirements.

     At 23 January 1996, there were 8,359 registered holders of Coeur d'Alene Shares.

     ALTERATIONS TO CAPITAL STRUCTURE DURING PREVIOUS FIVE YEARS

     (a)  Coeur d'Alene

     During the five years ending on the day immediately before the day on which this Part A statement was lodged with the Commission, the following changes in the capital structure of Coeur d'Alene have occurred. All shares or stock referred to are Coeur d'Alene Share unless otherwise stated.

     DATE                        PARTICULARS

     1991

     25 February    Coeur d'Alene issued 500 shares to executive officers and
                    key employees exercising non-qualified stock options
                    pursuant to the Executive Compensation Plan for a total
                    consideration of US$8,250.

     19 March Coeur d'Alene issued a total of 8,300 shares of restricted stock to executive officers and key employees pursuant to the Executive Compensation Plan.

     19 March Coeur d'Alene granted a total of 31,100 stock options to executives officers and key employees pursuant to the Executive Compensation Plan.

     31 December    Coeur d'Alene issued 3,322,061 shares in consideration for the merger of all of the outstanding shares of Callahan
                    Mining Company.

     1992

     12 May Coeur d'Alene issued a total of 12,000 shares of restricted stock to executive officers and key employees pursuant to the Executive Compensation Plan.

     12 May Coeur d'Alene issued a total of 43,100 stock options to executive officers and key employees pursuant to the Executive Compensation Plan.

     1993

     12 May Coeur d'Alene issued a total of 10,374 shares of restricted stock to executive officers and key employees pursuant to the Executive Compensation Plan.

     29 June Coeur d'Alene issued a total of 8,675 shares to employees exercising stock options for a total consideration of US$124,500.

     30 July Coeur d'Alene issued a total of 2,675 shares to employees exercising stock options for a total consideration of US$63,531.

     1994

     18 March Coeur d'Alene issued a total of 18,778 shares to executive officers and key employees pursuant to the Executive
                    Compensation Plan.

     12 December    Coeur d'Alene settled a class action shareholder lawsuit
                    by issuing 220,083 shares (valued at US$4 million) to the
                    class members in partial payment of the settlement amount.

     1995

     5 January      Coeur d'Alene granted a total of 43,806 stock options to
                    executive officers and key employees pursuant to the
                    Executive Compensation Plan.

     19 January     Coeur d'Alene issued a total of 675 shares to employees
                    exercising stock options for a total consideration of
                    US$11,559.

     16 March Coeur d'Alene issued a total of 21,656 shares to executive officers and key employees pursuant to the Executive
                    Compensation Plan.

     31 March       Coeur d'Alene authorised to be issued an additional
                    500,000 shares under the Company's Executive Compensation
                    Program.

     31 March       Coeur d'Alene authorised to be issued an additional
                    200,000 shares under the Non-Employee Directors' Stock
                    Option Plan.

     18 April Coeur d'Alene issued 2,750 shares to executive officers and key employees exercising stock options pursuant to the Executive Compensation Plan for a total consideration of US$55,344.

     19 December    Coeur d'Alene issued 4,866,929 shares to debenture holders in connection with the redemption of its 7% Debentures.

     31 December    Coeur d'Alene granted options to purchase a total of
                    53,484 shares to executive officers and key employees
                    pursuant to the Executive Compensation Program.

     SUBSIDIARIES OF COEUR D'ALENE

     Callahan Mining Company became a subsidiary on 31 December 1991.

     DATE                          PARTICULARS

     31 December    Callahan Mining Company issued 1,000 shares to Coeur
     1991           d'Alene for a total consideration of US$1,000.


     Compania Minera CDE Fachinal Limitada became a subsidiary on 18 May, 1995.

     8 May 1994     Compania Minera CDE Fachinal Limitada issued 99,990 shares to Coeur d'Alene for a total consideration of US$99,990
                    and 10 shares issued to CDE Chilean Mining Company
                    (another subsidiary of Coeur d'Alene).

     Silver Valley Resources Corporation became a subsidiary on 1 January 1995.

     1 January 1995 Silver Valley Resources issued 315 shares to Coeur d'Alene for a total consideration of US$3.15.

     SUBSIDIARIES OF CALLAHAN MINING COMPANY

     Coeur New Zealand, Inc. became a subsidiary of Callahan Mining Company on 22 March 1993.

     DATE                       PARTICULARS

     1993

     22 March       Coeur New Zealand, Inc. issued 100 shares to Callahan
                    Mining Company for a total consideration of US$1.00 in connection with the acquisition of Coeur Gold New Zealand
                    Ltd.

     22 March       Coeur Gold New Zealand, Ltd. issued 4,790,000 to Coeur New
                    Zealand, Inc. for a total consideration of US$1.00 in connection with the acquisition of the Golden Cross Joint
                    Venture.

     Silver Valley Resources became a subsidiary on 1 January 1995.

     1995

     1 January      Silver Valley Resources issued 155 shares to Callahan
                    Mining Company for a total consideration of US$1.85

7.3  SOLICITING BROKERS

     Paterson Ord Minnett Limited and Poynton Corporate Limited have been retained by Coeur d'Alene to assist with promotion of Coeur d'Alene and in soliciting acceptances of the Offers, each of whom will be paid a monthly retainer of $25,000 and additional fees of up to $150,000 to perform those services.

     Paterson Ord Minnett Limited and Poynton Corporate Limited have been involved only in the preparation of clause 7.3 of Statement and have authorised or cause the issue of only this clause.

     Coeur d'Alene will also pay to each broker whose name appears in the appropriate space in each Form of Acceptance and Transfer with respect to a valid acceptance of an Offer, 3 cents for each Gasgoyne Share accepted, subject to a maximum fee of $500 with respect to any single accepting shareholder. Where a Gasgoyne shareholder is a custodian, trustee or nominee, and holds Gasgoyne Shares in two or more distinct portions, Coeur d'Alene will pay a soliciting broker's fee with respect to each distinct portion. The fee will not be payable in respect of Gasgoyne Shares in which the broker or an associate holds a relevant interest, and the fee cannot be shared with or passed on to Gasgoyne shareholders.

7.4  COEUR D'ALENE OFFICER STOCK OWNERSHIP PLANS

     Coeur d'Alene has an Executive Compensation Program (the "PROGRAM"), under which 571,136 Coeur d'Alene Shares presently are authorised for possible issue. The Program is administered by the Compensation Committee of the Company's Board of Directors and consists of three plans - the Annual Incentive Plan ("AIP"), the Long-Term Incentive Plan ("LTIP") and the Long-Term Performance Share Plan ("LTPSP"). Executive officers and key employees of the Group designated by the Committee are eligible to participate in the Program. The Company also has a Non-Employee Directors' Stock Option Plan ("NED OPTION PLAN") administered by the Board of Directors under which 200,000 Coeur d'Alene Shares presently are authorised for possible issue. Non-executive Directors are eligible to receive options under the NED Option Plan.

     The Program

     As stated above, the AIP, the LTIP and the LTPSP are the three plans that constitute the Program. The AIP provides for annual incentive compensation awards, one-half of which are based on the financial performance of the Company and one-half on the individual officer's performance. One-half of each AIP award is paid in cash and one-half in Coeur d'Alene Shares. The LTIP provides for the grant of stock options that are based on a percentage of base salary and vest cumulatively at a rate of 25% per year. The exercise price of options granted under the LTIP is equal to the average of the high and low prices of Coeur d'Alene Shares on the New York Stock Exchange on the date of grant. Although the LTIP also provides for the possible granting of stock appreciation rights, none have been granted to date. The LTPSP provides for the issue of performance share awards (60% of which are payable in Coeur d'Alene Shares and 40% are payable in cash after a four-year performance period) and are based on long-term shareholder value enhancement relative to industry competitors over a four-year period.

     Change in control provisions exist under the Program and also under certain executive severance agreements entered into between Coeur d'Alene and certain executive officers and key managerial employees of the Group. A summary of those provisions appears on pages 14 and 15 of annexure F.

     NED Option Plan

     The NED Option Plan provides for the granting of options to Non-Executive Directors in lieu of directors' fees. Each Non-Executive Director receives at least $5,000 of his directors' fees in the form of a stock option, and is able to elect to receive a stock option in lieu of cash fees for up to the $45,000 balance of his annual directors' fees. Generally, options are automatically granted under the Plan on the third business day of each year. The value of the options is determined by an independent consultant or other expert applying the Black-Scholes option valuation method designed to value a right to acquire Coeur d'Alene Shares at an exercise price equal to fair market value on the date of grant, which right is exercisable at any time beginning six months and ending ten years from the date of grant. The option exercise price is equal to the average of the high and low prices of Coeur d'Alene Shares as reported by the New York Stock Exchange on the date of grant.

8    INTERPRETATION

     In this Statement, the Offer and the Acceptance Form unless the contrary intention appears:

     "ASX" means Australian Stock Exchange Limited.

     "COMMISSION" means the Australian Securities Commission.

     "COEUR D'ALENE" or the "COMPANY" means Coeur d'Alene Mines Corporation, an Idaho, United States of America corporation having its principal office at 505 Front Avenue, Coeur d'Alene, Idaho 83816-0316 United States of America and whose ARBN is 072 498 125.

     "COEUR D'ALENE SHARES" means fully paid shares of common stock in the capital of Coeur d'Alene.

     "6% DEBENTURES" means the Company's 6% convertible subordinated debentures due 2002.

     "6 3/8% DEBENTURES" means the Company's 6 3/8% convertible subordinated debentures due 2004.

     "7% DEBENTURES" means the Company's former 7% convertible subordinated debentures due 2002 and converted into Coeur d'Alene Shares in December 1995.

     "FINANCIAL FORECAST" means the Forecasted Condensed Statements of Consolidated Operations and the Forecasted Condensed Statements of Consolidated Cash Flows set out in clause 4.4.4.

     "GAAP", "US GAAP" and "AUSTRALIAN GAAP" are used in this Statement in the same way as they are used in annexure K.

     "GASGOYNE" means Gasgoyne Gold Mines NL, a company having its registered office at Level 33, QVI Building, 250 St Georges Terrace, Perth WA 6000 and whose ACN is 009 212 382.

     "GASGOYNE OPTIONS" mean non-renounceable options to subscribe for one Gasgoyne Share issued by Gasgoyne prior to 21 December 1995.

     "GASGOYNE SHARES" means fully paid ordinary shares of 20 cents each in the capital of Gasgoyne.

     "GROUP" means Coeur d'Alene and each of its subsidiaries.

     "JORC CODE" means the Australasian Code for reporting of Identified Mineral Resources and Ore Reserves, September 1992 prepared by the Joint Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Australian Mining Industry Council.

     "NYSE" means New York Stock Exchange.

     "OFFERS" means the offers by Coeur d'Alene to acquire Gasgoyne Shares referred to in clause 1.1 of this Statement.

     "ODD LOT" means the number of Coeur d'Alene Shares designated as less than a marketable parcel, determined under ASX business rules (understood by Coeur d'Alene to be 50 Coeur d'Alene Shares), or if Coeur d'Alene is not approved for inclusion in the official list of ASX at the date Coeur d'Alene Shares are to be allotted to the Nominee under clause 12.3(a) of the Offer, under NYSE business rules (understood by Coeur d'Alene to be 100 Coeur d'Alene Shares).

     "OUTSTANDING", in relation to Coeur d'Alene Shares, means the Coeur d'Alene Shares on issue less any held in treasury (ie held by Coeur d'Alene itself).

     "RIGHTS" means all accretions, rights or benefits of whatever kind attaching to or arising from Gasgoyne Shares directly or indirectly after the date of this Statement, including, without limitation, all dividends or other distributions and all rights to receive any dividends or other distributions, or to receive or subscribe for shares, stock units, notes, bonds, options or other securities, declared, paid or made by Gasgoyne or any of its subsidiaries.

     "SEC" means the United States Securities and Exchange Commission.

     "STATEMENT" means this Part A statement.

     "TAKEOVER SCHEME" means the takeover scheme constituted by the Offers to which this Statement relates.

     A word or phrase to which a meaning is given by the Corporations Law has that meaning. A reference to a section or provision is to a section or provision of the Corporations Law.

     References to $, A$ and to cents are to Australian dollars and cents respectively. Where A$ and US$ comparisons are made in this Statement, current exchange rates have been used unless otherwise indicated.

     The singular includes the plural and vice-versa.

     Headings are for convenience only and do not affect the interpretation of this Statement.

     Unless the contrary intention appears, a reference to an annexure is a reference to an annexure to this Statement and terms used in an annexure have the same meaning as the meaning attributed to the term in this Statement. The annexures form part of this Statement.

This Part A Statement is dated 29 January 1996 and is signed on behalf of Coeur d'Alene by two Directors authorised so to sign under a resolution passed at a meeting of the Directors of Coeur d'Alene on 26 January 1996.



                      /s/ DENNIS E WHEELER       /s/ JAMES A SABALA
                      ----------------------     --------------------
                      Dennis E Wheeler           James A Sabala
                      Director                   Director